Filed by Informa PLC
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: TechTarget, Inc.
Commission File No.: 001-33472

The following press release was made available on March 8, 2024.

Informa PLC 2023 Full-Year Results

8 March 2024

Strong performance in 2023

Continuing momentum and growth in 2024

Informa (LSE: INF.L), the international B2B Events, B2B Digital Services and Academic Markets Group today published full year results for 2023, confirming 30%+ revenue growth and £700m+ of shareholder returns, as well an update to 2024 guidance following a strong start to the year.

Stephen A. Carter, Group Chief Executive, Informa PLC, said:

”Informa’s final results confirm further outperformance in 2023 and continuing momentum and growth in 2024.”

He added: ”Strong growth in IMEA, (India, Middle East & Africa), which is emerging as a material geographic growth engine alongside the Americas, China, ASEAN, and Europe, leads to updated 2024 guidance. We are expanding our platform in B2B Digital Services through the proposed combination with TechTarget. And we are delivering further strong shareholder returns in 2024, including continuing dividend growth and a minimum of £340m of in-year share buybacks.”

Strong Outperformance in 2023

•	2023 Outperformance[1,2]: Revenue £3,189.6m (2022: £2,262.4m), Adjusted Operating Profit[1] £853.8m (2022: £496.3m) and Free Cash Flow[1] £631.7m (2022: £417.9m), significantly ahead of market guidance set at the start of the year;

•	Strong Underlying Growth[1,2]: Underlying revenue growth of 30.4% and underlying adjusted operating profit growth of 59.1% in 2023, including strong growth in B2B Markets and continuing growth in Academic Markets;

•	Increasing Operating Margin[1,2]: Significant increase in adjusted operating margin to 26.8% (2022: 21.9%), driven by strong underlying revenue growth, operating leverage and efficient cost management; Further margin increase targeted in 2024;

•	Growing Earnings per Share[1,2]: Adjusted diluted earnings per share +86% to 45.3p (2022: 24.4p), reflecting strong growth in adjusted earnings and the benefit of our share buyback programme;

•	Improving Statutory Performance[2]: 2023 statutory revenue +41% to £3,189.6m (2022: £2,262.4m), statutory operating profit +176% to £507.8m (2022: £184.1m), and statutory diluted EPS +218% to 29.9p (2022: 9.4p), reflecting the strong growth in reported revenues and profits;

•	Balance Sheet Strength: Strong free cash flow growth and disciplined capital allocation delivers year-end leverage of 1.4x Net Debt/EBITDA, including more than £90m of capital expenditure and c.£550m of share buybacks.

Momentum and Growth in 2024

•	Strong Q1 Trading and Forward Visibility: More than £500m revenue already delivered in 2024, with all businesses on track for full year expectations, and with a further £1bn+ in subscriptions and other forward booked revenues committed or visible;

•	IMEA Growth Engine: Expansion of our brand portfolios in the UAE, Kingdom of Saudi Arabia, Kingdom of Bahrain, India, Egypt and Turkey is driving strong regional growth, where there is growing demand for B2B market access, live experiences and specialist knowledge;

•	Updated 2024 Market Guidance: The combination of all the above drives an increase in guidance to Reported Revenue of £3,450m-£3,500m, Adjusted Operating Profit of £950m-£970m and Free Cash Flow of £720m+ (excluding the proposed combination with TechTarget; GBP/USD 1.25);

1In this report, we refer to non-statutory measures, as defined in the Financial Review on page 9 and Glossary on page 45. / 2Continuing businesses

informa.com	Informa PLC | 2023 Full Year Results	1

Momentum and Growth in Growth Acceleration Plan 2 (“GAP2”)

•	Live B2B Events: Strong underlying growth in Live & On-Demand Events, including in Pharma, Healthcare, Technology, Aviation, Food and Beauty; Combined with targeted inorganic expansion in 2023 and the prospective combination with TechTarget, total B2B revenues increase to c.£3bn;

•	International expansion: Continuing organic expansion in fast growth economies, including multiple new event launches across IMEA, China and ASEAN in 2024;

•	New TechTarget: Continuing progress on prospective combination of Informa Tech’s digital businesses and US-listed TechTarget to create a leading platform in B2B Digital Services; Initial regulatory filings completed, alongside preparation of the Proxy Statement and the operating model for New TechTarget, keeping us on track for completion in second half of the year;

•	Informa Connect: Strong organic growth, combined with portfolio additions from Tarsus, Winsight and Informa Tech Events will increase Informa Connect’s annual revenues to $1bn+, delivering high value, content-led events and subscription data to six growth markets (Biotech & Life Sciences, Finance, Foodservice, Anti-Aging & Aesthetics, Lifestyle and Technology);

•	First Party Data: Further momentum in B2B first party data, with IIRIS consented audience over 20m, underpinning initiatives to enhance B2B customer experience and improve marketing effectiveness, as well as the proposed TechTarget combination;

•	Academic Markets: Growing Open Research volumes and Pay-to-Publish services at Taylor & Francis are complementing our underlying strength in traditional Pay-to-Read publishing, driving improving underlying revenue growth, with a step up to 4% targeted in 2024;

Momentum and Growth in Shareholder Returns

•	Increasing shareholder returns in 2023: More than £700m returned through dividends and buybacks in 2023 (2022: £550m);

•	Strong dividend growth[1]: Total ordinary dividends of 18.0p per share in 2023, +84% year-on-year;

•	Expanded share buyback programme: c.£550m of share buybacks in 2023, taking total returns since divestment of Intelligence portfolio to £1.15bn, with c.180m shares cancelled;

•	Capital allocation framework: Consistent organic investment and strong shareholder returns combined with focused inorganic investment, with target leverage of 1.5x to 2.5x Net Debt/EBITDA;

•	Strong shareholder returns in 2024: A progressive dividend and £340m+ of in-year share buybacks (£90m year-to-date, £250m further commitment), with the potential to increase buybacks if attractive inorganic investment opportunities do not materialise.

Momentum and Growth in ESG

•	FasterForward on sustainability: Continuing progress on FasterForward ESG strategy, including the Sustainable Events Fundamentals Programme, recognised through inclusion in Dow Jones Sustainability Index for sixth consecutive year and AAA ESG Rating from MSCI for the first time.

1In this report, we refer to non-statutory measures, as defined in the Financial Review on page 9 and Glossary on page 45.

Enquiries

Stephen A. Carter, Group Chief Executive	+44 (0) 20 8052 0400
Gareth Wright, Group Finance Director	+44 (0) 20 8052 0400
Richard Menzies-Gow, Director of IR & Communications	+44 (0) 20 8052 2787
Tim Burt / Anthony Di Natale – Teneo	+44 (0) 7583 413254 / +44 (0) 7880 715975

informa.com	Informa PLC | 2023 Full Year Results	2

2023 Financial Summary – Continuing Operations

	2023	2022[5]	Reported	Underlying[3]
	£m	£m	%	%
Revenue	3,189.6	2,262.4	41.0	30.4
Statutory operating profit	507.8	184.1
Adjusted operating profit[4]	853.8	496.3	72.0	59.1
Adjusted operating margin (%)[4]	26.8	21.9
Statutory profit before tax	492.1	168.8
Adjusted profit before tax[4]	834.6	451.0
Statutory diluted earnings per share (p)	29.9	9.4
Adjusted diluted earnings per share (p)[4]	45.3	24.4
Free cash flow[4]	631.7	417.9
Net debt/(cash) (incl. IFRS 16)[4]	1,456.4	244.6
Full year dividend per share	18.0	9.8

2023 Divisional Highlights – Continuing Operations

	2023	2022[5]	Reported	Underlying[3]
	£m	£m	%	%
Informa Markets
Revenue	1,593.3	933.3	70.7	65.5
Statutory operating profit (loss)	228.1	(1.0)
Adjusted operating profit[4]	460.5	174.8	163.4	166.1
Adjusted operating margin[4] (%)	28.9	18.7
Informa Connect
Revenue	580.6	414.7	40.0	14.2
Statutory operating profit	31.8	15.0
Adjusted operating profit[4]	102.5	57.2	79.2	23.0
Adjusted operating margin[4] (%)	17.7	13.8
Informa Tech
Revenue	396.7	320.8	23.7	5.6
Statutory operating profit	98.5	13.4
Adjusted operating profit[4]	72.9	55.5	31.4	7.8
Adjusted operating margin[4] (%)	18.4	17.3
Taylor & Francis
Revenue	619.0	593.6	4.3	3.0
Statutory operating profit	149.4	156.7
Adjusted operating profit[4]	217.9	208.8	4.4	1.1
Adjusted operating margin[4] (%)	35.2	35.2

3In this document we refer to Statutory (Reported) and Underlying results. Underlying figures are adjusted for acquisitions and disposals, the phasing of events including biennials, the impact of changes from new accounting standards and accounting policy changes, and the effects of currency. It includes, on a pro-forma basis, results from acquisitions from the first day of ownership in the comparative period and excludes results from sold businesses from the date of disposal in the comparative period. Statutory figures exclude such adjustments. Alternative performance measures are detailed in the Glossary.

4In this document we also refer to Statutory (Reported) and Adjusted results, as well as other non-statutory financial measures. Adjusted results are prepared to provide an alternative measure to explain the Group’s performance. Adjusted results exclude adjusting items as set out in Note 7 to the Financial Statements. Operating Cash Flow, Free Cash Flow, Net Debt and other non-statutory measures are discussed in the Financial Review and the Glossary.

5Re-presented for the transfer of the Aesthetic Medicine business from Informa Markets to Informa Connect, and for a change in central cost allocation methodology between business segments which was revised in 2023.

informa.com	Informa PLC | 2023 Full Year Results	3

Trading Outlook...Momentum and Growth

The macro-economic environment remains varied across the world. Ongoing conflict and geopolitical uncertainty, combined with heightened inflation and higher interest rates, are impacting confidence and demand in some developed markets. This is balanced by continuing growth in other regions, where investment in innovation and economic diversification is driving expansion and commercial opportunities.

Informa’s focus on major specialist brands, combined with our continuing expansion in rapidly growing geographies and structurally growing customer markets, is enabling the Group to deliver consistently strong performances, with good forward momentum and growth.

2024 Market Guidance: Further strong growth in Revenues and Adjusted Operating Profit

In 2024, we are targeting high single digit revenue growth, double-digit growth in adjusted operating profit and a further increase in operating margin. This reflects strong underlying growth in B2B Markets (Informa Markets, Informa Connect and Informa Tech), and improving underlying growth in Academic Markets. We will also benefit from a full year contribution from acquisitions made in 2023, partially offset by lower biennial revenues, reflecting the smaller portfolio of biennial events that traditionally run in even years.

2024 has started strongly, with £500m+ of Group revenues delivered and a further £1bn+ booked, committed or visible. All businesses are on track for full year expectations, with particular strength in IMEA, as we continue to expand our brand portfolios in the region on the back of strong demand for our specialist products and services.

Final outperformance in 2023 and the strong start to 2024 leads us to update market guidance, with an increase in Revenue, Adjusted Operating Profit and Free Cash Flow.

Updated 2024 guidance is Group Revenue of £3,450m to £3,500m, Group Adjusted Operating Profit £950m to £970m and Free Cash Flow of £720m+ (excluding any effect of the proposed combination with TechTarget; GBP/USD 1.25).

Informa Markets…Transaction-led Live & On-Demand B2B Events

In an increasingly digital world, underlying demand for high quality live experiences continues to grow. This was evident in the pace and rate of return of our transaction-led live event brands in 2022 and 2023 and it is reflected in strong forward bookings and customer commitments in 2024.

We have built a portfolio of world class specialist brands to meet this growing demand, providing unique access to 20+ specialist markets and powerful platforms for buyers and sellers to trade. This makes them must-attend events for customers and key drivers of innovation and growth in those markets.

The strength of this portfolio is delivering further strong growth in 2024, with first quarter trading giving us confidence in our full year target for high single digit underlying growth and further improvement in adjusted operating margins.

In recent years we have invested significantly in technology and data to enhance our products and the value they create for exhibitors and attendees, including through customer experience, targeted matchmaking and lead qualification. This is enabling us to improve average yields and drive value growth across the portfolio, with a strong pipeline of further enhancements over the next few years.

At the same time, we are delivering volume growth, both from established brands, as more companies seek access to markets and deeper B2B relationships, and through the launch of new brands.

In 2024, across the five regions where we have built international platforms (IMEA, ASEAN, China, Americas and Europe), we are planning to launch around 20 new or geo-adapted events. The majority are in the rapidly growing economies of China, the United Arab Emirates, the Kingdom of Saudi Arabia and Indonesia, where there is strong demand for specialist knowledge, B2B connections and live experiences.

Informa Connect…Content-led Live & On-Demand B2B Events

Informa Connect is a market leader in content-led live and on-demand experiences, specialist content and accredited training. Across six growth markets (Biotech & Life Sciences, Finance, Foodservice, Anti-Aging & Aesthetics, Lifestyle and Technology), we operate more than 400 specialist live and on-demand brands, as well as three growing subscription data businesses in Finance (Curinos, IGM, Zephyr).

The strength of these brands and market positions is delivering further momentum and growth in 2024, with first quarter trading underpinning our full year target for high single digit underlying revenue growth and further improvement in adjusted operating margin.

informa.com	Informa PLC | 2023 Full Year Results	4

The rich content and depth of connectivity that characterises Informa Connects’ events is providing valuable insights into customer preferences. Through the IIRIS analytics platform, we are collecting detailed firmographic and behavioural data which is increasingly being used to deliver value-added products eg Lead Insights, an end-to-end lead generation platform. This platform provides event sponsors and exhibitors with near real-time access to leads that can be scored, ranked, segmented, enriched and then used in targeting campaigns launched and tracked directly from the platform. It significantly enhances the value customers can derive from our events.

The scale and reach of Informa Connect has increased significantly in recent years. Strong underlying growth, combined with the addition of brands from Tarsus, Winsight, Informa Markets (the Anti-Aging and Aesthetics portfolio) and, post the proposed TechTarget combination6, the Informa Tech events portfolio, will take Informa Connect’s annual revenues to over $1bn, with more than 70% delivered in the US.

This expanded portfolio includes a range of marquee brands, which are the annual convening place for their industry, providing unique access to high value networking, cutting edge content and live experiences. These are major growth engines deeply embedded within their markets, with the expanded Informa Connect’s Top 50 brands delivering c.60% of event revenue.

Informa Tech…B2B Digital Services

Informa Tech is performing to plan in 2024, with first quarter trading delivering strong subscription renewals in Specialist Research (Omdia, Canalys), further stabilisation in Media & Demand Generation and continuing momentum in Live Events, with the following major live brands running in March (LEAP, Enterprise Connect, GDC).

In January, we announced the proposed combination of Informa Tech’s digital businesses (Industry Dive, Omdia, Canalys, NetLine and the Digital Media Brands) with US-listed TechTarget. New TechTarget, which will be headquartered and listed in the US, will accelerate Informa’s ambition in B2B Digital Services, creating a leading platform in B2B Data and Market Access, with forecasted annual sales of c.$500m.

The procedural elements of the combination are progressing to plan as we prepare the Informa Tech businesses to be combined with TechTarget, including filing Hart-Scott Rodino documents and preparing the Proxy Statement and other regulatory documents.

A Combination Director has been appointed and work on the operating model for New TechTarget is well advanced, building on the due diligence completed pre-announcement.

The response to the announcement from key stakeholders (customers, colleagues, shareholders) has been encouraging, recognising the opportunities the combination will create and benefits the enlarged business can bring to expanded data access, end-to-end product capability and product development.

We remain on track to complete in the second half of the year.

Taylor & Francis…Specialist Academic Research, Advanced Learning and Open Research

The market for specialist knowledge remains strong, underpinned by international growth in higher education and professional qualifications, and state-level investment in research and innovation. This is increasing the number of researchers and volume of research output globally, fuelling demand for specialist verification, indexation and distribution services.

This plays to the strengths of Taylor & Francis, with its portfolio of specialist publishing brands (Routledge, CRC Press, F1000), and growing portfolio of subject-specific academic content (c.2,700 journals, 140k+ annual articles, 170k+ reference titles). In 2024, this is delivering good momentum as we look to accelerate underlying growth from 3% to 4% this year.

6 Subject to majority shareholder approval and customary regulatory clearances

informa.com	Informa PLC | 2023 Full Year Results	5

This growth acceleration reflects recent GAP2 investments, which have expanded the range of services we offer to authors, institutions and funders, developing more flexible Pay-to-Publish Open Research platforms alongside our traditional Pay-to-Read publishing services. This is enabling us to address broader audiences, target additional budgets and capture more value.

At the heart of our expansion in Open Research is the increasing use of technology and artificial intelligence to drive efficiencies in editorial and production, leading to improving article acceptance rates and reduced processing times. We are also seeing a flight to quality in the market, as researchers put greater emphasis on verification and authentication as well as speed to market, and this is playing to our advantage.

In the traditional Pay-to-Read area of the business, we are continuing to deliver strong subscription renewals and further traction in Read and Publish agreements with libraries and consortia. We have a strong pipeline for published article volumes, underpinning the long-term value of our subscription journal portfolio.

In Advanced Learning, we continue to invest in our front list, commissioning in under-served subject areas, with a focus on publishing more premium titles. We are also deploying technology across our backlist of 170k titles, using artificial intelligence to synthesise content into new formats and derivative products.

New Informa Group PLC: Focus, Scale and Growth

The strong performance of our businesses over recent years, combined with the benefit of inorganic investments, including the proposed combination with TechTarget, strengthens Informa’s operating model:

1In this report we refer to non-statutory measures, as defined in the Financial Review on page 9 and Glossary on page 45.

informa.com	Informa PLC | 2023 Full Year Results	6

Momentum and Growth in Shareholder Returns and ESG

Further strong shareholder returns in 2024

A core strength and attraction of Informa is the cash generative nature of our business, with a high conversion of operating profit into operating cash flow, and with relatively low capital expenditure requirements.

With the business back to a more normalised trading backdrop and delivering consistent growth and expansion, we are generating significant cashflows, with £720m+ of free cash flow forecast in 2024, up from £632m in 2023 and in line with the free cashflow generated in 2019.

Balance sheet strength

As part of GAP2, we increased our portfolio focus, divesting Informa Intelligence for c.£2.5bn (at an average multiple of c.28x EV/EBITDA). Around £1.15bn of this capital has been returned to shareholders via share buybacks and we have also reinvested capital into the additions of Tarsus, Winsight and HIMSS, amongst others (average post-synergy multiple of c.9x EV/EBITDA).

We have significant balance sheet strength, with 2023 year-end leverage at 1.4x.

In addition, our debt is funded through covenant free bonds with fixed coupon rates, meaning recent interest rate rises are not immediately impacting interest costs. We also have no major near-term maturities to manage, with the first debt refinancing due in October 2025 (€700m), having extended our £1,050m Revolving Credit Facility last year.

Capital Allocation – Momentum and growth in Dividends and Share Buybacks

The strength of our balance sheet and scale of cash generation puts us in a strong position, with the ability to reinvest in our business organically and inorganically, whilst delivering strong shareholder returns.

Our approach to capital allocation is as follows:

•	Consistent organic investment in the business, typically in the range of 3-5% of Group revenue (c.£100-175m per annum);

•	Progressive ordinary dividends (c.£250m per annum);

•	A blend of annual share buybacks and inorganic investment, which will be flexed depending on available opportunities and potential returns, with a higher level of buybacks possible if attractive portfolio additions do not materialise and/or share buybacks are viewed as a better use of capital;

•	Target Group leverage is within the range of 1.5x to 2.5x Net Debt/EBITDA.

In 2024, the minimum level of in-year share buybacks will be £340m, reflecting £90m+ already completed this year and a further commitment of £250m. This commitment could be increased further through the year, depending on the availability of attractive inorganic opportunities and Group leverage meeting our thresholds.

Further embedded value through retained investments

Our financial strength is further underpinned by a series of valuable strategic investments that are not fully consolidated in our accounts. These provide the group with market access, market intelligence and technology, as well as a potential source of significant future capital if and when value is realised.

Brand	Category	Equity Interest
Norstella	Pharma intelligence	6.7%
Lloyd’s List Maritime	Maritime intelligence	20.0%
Founder’s Forum	Live & On-Demand B2B Events	22.3%
Independent Television News	Creative Content Production	20.0%
PA Media Group	Specialist Media and News Services	18.2%
BolognaFiere	Live & On-Demand B2B Events	13.5%
Bridge Events Technologies	On-Demand Event Technology	14.9%

ESG momentum and growth through FasterForward

Informa remains committed to becoming an ever more sustainable business, including a long-term goal to become net zero carbon and net zero waste by 2030.

Our approach to deliver this is encapsulated within our FasterForward strategy, which includes a series of commitments to reduce Informa’s carbon and waste footprint (Faster to Zero), to embed content within all our brands to help accelerate sustainability in our customer markets (Sustainability Inside), and to multiply the positive impact we have on disconnected communities (Impact Multiplier).

informa.com	Informa PLC | 2023 Full Year Results	7

These commitments are operationalised across Informa through a series of programmes and initiatives which help to embed group-wide practices, such as the transition to renewable energy, educate and influence suppliers and partners, and provide direct support to individual teams on improving their approach to doing business in a sustainable way.

The most important of these is the Sustainable Event Fundamentals Programme, which requires events teams globally to accept, adopt and embed operating structures and activities that directly improve the impact of each individual brand, with major emphasis on carbon and waste reduction (e.g. Reusable stands, renewable electricity, carbon reduction, travel efficiency etc), as well as embedding sustainability content inside our brands and enhancing our economic and social impact on our host cities.

Over the next three years, increasing the number of events accredited to our Fundamentals standard across the Group is critical to meeting our long-term ESG targets.

Standards and recognition as a sustainability leader

Progress on FasterForward has seen Informa gain certification as a CarbonNeutral® Company for the last four years and independently verified Science-Based Targets. In addition, at a product level, in Academic Markets we are certified for CarbonNeutral® Publications and in B2B Markets, a number of our brands have been certified as CarbonNeutral® Events.

Independently rated sustainability indices and surveys also continue to recognise our progress, including the gold standard Dow Jones Sustainability Index, where Informa ranked in the Top 1% of the Media Sector globally in 2023, and in the MSCI ESG Ratings where we received a AAA ranking for the first time.

informa.com	Informa PLC | 2023 Full Year Results	8

Financial Review

Income Statement

Informa delivered a strong set of results for the year ended 31 December 2023, including over 30% underlying revenue growth and c. 60% underlying adjusted operating profit growth. This reflected strong trading performances in both B2B Markets (Informa Markets, Informa Connect and Informa Tech) and Academic Markets (Taylor & Francis) buoyed by the full return of live events around the world, further international expansion and the continuing benefits of our GAP 2 strategy.

	Adjusted results 2023		Adjusting items 2023	Statutory results 2023		Adjusted results 2022		Adjusting items 2022	Statutory results 2022
	£m		£m	£m		£m		£m	£m
Continuing operations
Revenue	3,189.6		-	3,189.6		2,262.4		-	2,262.4
Operating profit/(loss)	853.8		(346.0)	507.8		496.3		(312.2)	184.1
Fair value gain / (loss) on investments	-		1.3	1.3		-		(0.9)	(0.9)
Profit on disposal of subsidiaries and operations	-		3.0	3.0		-		11.6	11.6
Distributions received from investments	-		-	-		-		20.6	20.6
Net finance costs	(19.2)		(0.8)	(20.0)		(45.3)		(1.3)	(46.6)
Profit/(loss) before tax	834.6		(342.5)	492.1		451.0		(282.2)	168.8
Tax (charge)/credit	(156.4)		127.0	(29.4)		(81.2)		54.5	(26.7)
Profit/(loss) for the year from continuing operations	678.2		(215.5)	462.7		369.8		(227.7)	142.1
Discontinued operations
Profit for the year from discontinued operations	-		-	-		29.5		1,463.7	1,493.2
Profit/(loss) for the year	678.2		(215.5)	462.7		399.3		1,236.0	1,635.3
Adjusted operating margin from continuing operations	26.8%					21.9%
Adjusted diluted and statutory diluted EPS from continuing operations	45.3	p		29.9	p	24.4	p		9.4	p

Financial Results

Our performance includes a 41.0% increase in revenue from continuing operations to £3,189.6m, and a 30.4% increase on an underlying basis. Every division delivered underlying revenue growth in the year. The Group reported a statutory operating profit of £507.8m in 2023, compared with a statutory operating profit of £184.1m for the year ended 31 December 2022, on a continuing basis. The growth in 2023 results reflected strong trading performance across all regions, including China, where demand returned rapidly following the re-opening of the market. Adjusted operating profit from continuing operations was £853.8m, growing 59.1% year-on-year on an underlying basis, again with growth delivered in all our divisions.

Statutory net finance costs reduced by £26.6m to £20.0m, with adjusted net finance costs reducing by £26.1m to £19.2m. This reflected additional interest earned on higher cash balances following the Informa Intelligence divestment in 2022, and higher average interest rates, as well as lower interest costs following the repayment of a Euro Medium Term Note (EMTN) in July 2023.

The combination of all these factors led to a statutory profit before tax from continuing operations of £492.1m in 2023, compared with a statutory profit before tax of £168.8m in the year ended 31 December 2022. The profit in the year led to a statutory tax charge of £29.4m in 2023 compared to a tax charge of £26.7m in the prior year.

This profit outcome translated into a statutory diluted earnings per share for continuing operations of 29.9p compared to 9.4p for the prior year, with the improvement reflecting growth in profits as well as a lower number of shares in issue following the share buyback programme. Adjusted diluted EPS from continuing operations grew to 45.3p from 24.4p in the prior year, an increase of 85.7%.

informa.com	Informa PLC | 2023 Full Year Results	9

Measurement and Adjustments

In addition to statutory results, adjusted results are prepared for the Income Statement. These include adjusted operating profit, adjusted diluted earnings per share and other underlying measures. A full definition of these metrics can be found in the Glossary of terms on page 45. The divisional table on page 11 provides a reconciliation between statutory operating profit and adjusted operating profit by division.

Underlying revenue and adjusted operating profit growth on an underlying basis are reconciled to statutory growth in the table below:

	Underlying growth	Phasing and other items	Acquisitions and disposals	Currency change	Reported growth
2023 continuing operations:
Revenue	30.4%	(1.3)%	13.3%	(1.4)%	41.0%
Adjusted operating profit	59.1%	(4.0)%	16.7%	0.2%	72.0%
2022 continuing operations:
Revenue	31.4%	(0.3)%	2.1%	9.7%	42.9%
Adjusted operating profit	47.0%	0.5%	(1.6)%	12.6%	58.5%

Adjusting Items

The items below have been excluded from adjusted results. The total adjusting items included in the operating profit in the year for continuing operations were £346.0m (2022: £312.2m). The increase in adjusting items is primarily due to increased amortisation arising from the acquisitions made in the period and the associated costs of acquisition and integration. This is offset by a net fair value gain from the remeasurement of contingent consideration.

	2023	2022
	£m	£m
Continuing operations
Intangible amortisation and impairment
Intangible asset amortisation[1]	312.8	275.3
Impairment – acquisition-related and other intangible assets	25.1	6.9
Reversal of impairment – IFRS 16 right of use assets	(0.6)	(0.1)
Reversal of impairment – property and equipment	-	(0.7)
Acquisition costs	53.3	11.8
Integration costs	19.7	10.2
Restructuring and reorganisation costs	11.0	(1.6)
Onerous contracts associated with COVID-19	-	4.7
Fair value gain on contingent consideration	(87.6)	-
Fair value loss on contingent consideration	12.0	5.7
Foreign exchange loss on swap settlement	5.6	-
Credit in respect of unallocated cash	(5.3)	-
Adjusting items in operating profit from continuing operations	346.0	312.2
Fair value (gain) / loss on investments	(1.3)	0.9
Profit on disposal of subsidiaries and operations	(3.0)	(11.6)
Distributions from investments	-	(20.6)
Finance costs	0.8	1.3
Adjusting items in profit before tax from continuing operations	342.5	282.2
Tax related to adjusting items	(127.0)	(54.5)
Adjusting items in profit for the year from continuing operations	215.5	227.7

1Excludes intangible product development and software amortisation of £41.1m (2022: £35.2m).

Intangible amortisation on continuing operations of £312.8m (2022: £275.3m) relates to the historical additions of book lists and journal titles, acquired databases, customer and attendee relationships and brands related to exhibitions, events and conferences. As it relates to acquisitions, it is not treated as an ordinary cost. By contrast, intangible asset amortisation arising from software assets and product development is treated as an ordinary cost in the calculation of operating profit, so is not treated as an adjusting item.

Acquisition costs of £53.3m (2022: £11.8m) principally relate to the acquisitions of Tarsus and Winsight, which both completed in FY23, and the proposed combination of the digital businesses of Informa Tech with TechTarget which was announced on 10 January 2024.

The table below shows the results and adjusting items by division for continuing operations, highlighting strong growth in the B2B Markets businesses, supported by another strong performance by Taylor & Francis.

informa.com	Informa PLC | 2023 Full Year Results	10

	Informa Markets	Informa Tech	Informa Connect	Taylor & Francis	Group
	£m	£m	£m	£m	£m
Revenue from continuing operations	1,593.3	396.7	580.6	619.0	3,189.6
Underlying revenue growth	65.5%	5.6%	14.2%	3.0%	30.4%
Statutory operating profit from continuing operations	228.1	98.5	31.8	149.4	507.8
Add back:
Intangible asset amortisation[1]	179.0	37.5	43.4	52.9	312.8
Impairment – acquisition-related and other intangibles	24.5	0.3	0.3	-	25.1
Impairment / (reversal of impairment) – IFRS 16 right of use assets	(0.1)	0.3	(0.8)	-	(0.6)
Acquisition costs	15.7	17.0	19.7	0.9	53.3
Integration costs	8.3	2.9	8.5	-	19.7
Restructuring and reorganisation costs	(1.8)	(1.1)	0.5	13.4	11.0
Fair value (gain)/loss on contingent consideration	7.3	(82.4)	(0.7)	0.2	(75.6)
Foreign exchange loss on swap settlement	2.8	0.7	1.0	1.1	5.6
Credit in respect of unallocated cash	(3.3)	(0.8)	(1.2)	-	(5.3)
Adjusted operating profit from continuing operations	460.5	72.9	102.5	217.9	853.8
Underlying adjusted operating profit growth	166.1%	7.8%	23.0%	1.1%	59.1%

1Intangible asset amortisation is in respect of acquired intangibles and excludes amortisation of software and product development of £41.1m (2022: £35.2m)

informa.com	Informa PLC | 2023 Full Year Results	11

Adjusted Net Finance Costs

Adjusted net finance costs from continuing operations, which consists of interest costs on our corporate bond borrowings and loans, partially offset by interest income on bank deposits, decreased by £26.1m to £19.2m. The decrease primarily relates to higher interest income from higher interest rates on increased cash balances that resulted from strong free cash flow generation and the cash proceeds from the divestment of Informa Intelligence assets in 2022. Additionally, interest costs decreased following the repayment of an EMTN in July 2023.

The reconciliation of adjusted net finance costs to the statutory finance costs and finance income is as follows:

	2023	2022
	£m	£m
Finance income	(47.4)	(27.5)
Finance costs	67.4	74.1
Statutory net finance costs	20.0	46.6
Add back: adjusting items relating to finance costs	(0.8)	(1.3)
Adjusted net finance costs	19.2	45.3

Taxation

Approach to tax

The Group continues to recognise that taxes paid are part of the economic benefit created for the societies in which we operate, and that a fair and effective tax system is in the interests of tax-payers and society at large. We aim to comply with tax laws and regulations everywhere the Group does business and Informa has open and constructive working relationships with tax authorities worldwide. Our approach balances the interests of stakeholders including shareholders, governments, colleagues and the communities in which we operate.

The Group’s adjusted effective tax rate (as defined in the Glossary) reflects the blend of tax rates and profits in the jurisdictions in which we operate. In 2023, the adjusted effective tax rate for continuing operations was 18.7% (2022: 18.0%).

The calculation of the adjusted effective tax rate for continuing operations is as follows:

	2023	2022
	£m	£m
Adjusted tax charge for continuing operations	156.4	81.2
Adjusted profit before tax for continuing operations	834.6	451.0
Adjusted effective tax rate for continuing operations	18.7%	18.0%

Tax payments

During 2023, the Group paid £112.4m (2022: £71.7m) of corporation tax and similar taxes in relation to continuing operations, with the year-on-year increase reflecting the higher profit before tax reported in the year.

A breakdown of the main geographies in which the Group paid tax is as follows:

	2023	2022
	£m	£m
UK	20.4	6.9
Continental Europe	19.8	18.8
US	37.4	32.0
China	19.0	9.0
Rest of world	15.8	5.0
Total	112.4	71.7

The reconciliation of the adjusted tax charge to cash taxes paid is as follows:

	2023	2022
	£m	£m
Adjusted tax charge	156.4	81.2
Movement in deferred tax including tax losses	(54.2)	(18.8)
Net current tax credits in respect of adjusting items	(27.9)	(9.0)
Movement in provisions for uncertain tax positions	11.6	(6.5)
Taxes paid in different year to charged	26.5	24.8
Taxes paid per statutory cash flow	112.4	71.7

informa.com	Informa PLC | 2023 Full Year Results	12

At the end of 2023, the recognised deferred tax assets relating to US and UK tax losses were £37.6m (2022: £20.0m) and £9.8m (2022: £29.7m) respectively. These are expected to be utilised against future taxable profits.

Goodwill is not amortised as it is subject to impairment reviews, and as a result there is no charge to adjusting items for goodwill amortisation. However, there can be an allowable tax benefit for certain goodwill amortisation in the US and elsewhere. Where this benefit arises, it reduces the tax charge on adjusted profits.

The amortisation of intangible assets is considered an adjusting item. The £12.6m (2022: £10.7m) of current tax credits taken in respect of the amortisation of intangible assets is therefore also treated as an adjusting item and included in the tax credits in respect of adjusting items.

Tax contribution

The Group’s total tax contribution, from continuing and discontinued operations, which comprises all material taxes paid to, and collected, on behalf of governments globally was £510.3m in 2023 (2022: £590.7m). The geographic split of taxes paid by our businesses was as follows:

	UK	US	Other	Total
	£m	£m	£m	£m
Profit taxes borne	20.4	37.4	54.6	112.4
Employment taxes borne	30.8	28.0	16.7	75.5
Other taxes	4.0	0.3	1.9	6.2
Total	55.2	65.7	73.2	194.1

In addition to the above, in 2023 we collected taxes on behalf of governments (e.g. employee taxes and sales taxes) amounting to £316.2m (2022: £239.0m).

Earnings Per Share

Adjusted diluted EPS from continuing operations was 85.7% higher at 45.3p (2022: 24.4p), largely reflecting higher adjusted earnings of £635.1m (2022: £356.5m) together with a 4.2% decrease in the weighted average number of shares following the share buybacks completed during the year.

An analysis of adjusted diluted EPS and statutory diluted EPS is as follows:

	2023		2022
	£m		£m
Statutory earnings for the year from continuing operations	419.0		138.3
Add back: Adjusting items in profit/loss for the year	215.5		227.7
Adjusted earnings for the year from continuing operations	634.5		366.0
Non-controlling interests relating to adjusted profit	0.6		(9.5)
Adjusted earnings from continuing operations	635.1		356.5
Weighted average number of shares used in adjusted diluted EPS (m)	1,402.7		1,464.3
Adjusted diluted EPS (p) from continuing operations	45.3	p	24.4	p

	2023		2022
	£m		£m
Statutory profit for the year from continuing operations	462.7		142.1
Non-controlling interests	(43.7)		(3.8)
Statutory earnings from continuing operations	419.0		138.3
Weighted average number of shares used in diluted EPS (m)	1,402.7		1,464.3
Statutory diluted EPS (p) from continuing operations	29.9	p	9.4	p

Dividends

The Group resumed dividend payments in 2022 and in 2023 the dividend was increased significantly to reflect the strong growth in Group earnings. Going forward, the Group will look to continue progressively growing dividends to strike a balance between rewarding shareholders and retaining the financial strength and flexibility to invest in the business and pursue growth opportunities.

informa.com	Informa PLC | 2023 Full Year Results	13

An interim dividend of 5.8p per share (2022: 3.0p per share) was paid on 15 September 2023. The total amount paid in 2023 relating to the final dividend for 2022 and interim dividend for 2023 was £176.6m (2022: £43.3m). The Board has recommended a final dividend of 12.2p per share for FY23 (2022: 6.8p per share). The final dividend is scheduled to be paid on 12 July 2024 to ordinary shareholders registered at the close of business on 6 June 2024. This will result in total dividends for the year of 18.0p per share (2022: 9.8p per share). The Dividend Reinvestment Plan (DRIP) will be available for the final dividend and the last date for receipt of elections for the DRIP will be 20 June 2024.

Dividend cover (see Glossary of Terms for definition) was 2.5 times (2022: 2.5 times), being adjusted diluted EPS on continuing operations of 45.3p (2022: 24.4p) divided by total dividends per share of 18.0p (2022: 9.8p pence). Our dividend pay-out ratio was 40%, being total dividends per share of 18.0p divided by adjusted diluted EPS on continuing operations of 45.3p.

Currency Movements

One of the Group’s strengths is its international reach and balance, with colleagues and businesses located in most major economies of the world. This means the Group generates revenues and costs in a mixture of currencies, with particular exposure to the US dollar, as well as some exposure to the Euro and the Chinese Renminbi.

In 2023 across our continuing operations approximately 62% (2022: 65%) of Group revenue was received in USD or currencies pegged to USD, with 8% (2022: 8%) received in Euro and 9% (2022: 1%) in Chinese renminbi.

Similarly, on continuing operations we incurred approximately 54% (2022: 54%) of our costs in USD or currencies pegged to USD, with 4% (2022: 3%) in Euro and 7% (2022: 3%) in Chinese renminbi.

For continuing operations, each one cent ($0.01) movement in the USD to GBP exchange rate has a circa £16m (2022: circa £13m) impact on annual revenue, and a circa £6m (2022: circa £5m) impact on annual adjusted operating profit.

The following rates versus GBP were applied during the year:

	2023		2022
	Closing rate	Average rate	Closing rate	Average rate
US Dollar	1.27	1.24	1.21	1.24
Chinese Renminbi	9.05	8.82	8.34	8.30
Euro	1.15	1.15	1.13	1.17

informa.com	Informa PLC | 2023 Full Year Results	14

Free Cashflow

Cash management and cash generation remain a key priority and focus for the Group, providing the funds and flexibility for paying down debt, future organic and inorganic investment, and consistent shareholder returns. Our businesses typically convert adjusted operating profit into cash at a strong conversion rate, reflecting the relatively low capital intensity of the Group.

The following table reconciles the statutory operating profit to operating cash flow (OCF) and free cash flow (FCF), both of which are defined in the Glossary.

	2023	2022
	£m	£m
Statutory operating profit	507.8	184.1
Add back: Adjusting items	346.0	312.2
Adjusted operating profit	853.8	496.3
Depreciation of property and equipment	13.5	11.7
Depreciation of right of use assets	26.3	24.8
Software and product development amortisation	41.1	35.2
Share-based payments	20.8	17.5
Loss on disposal of other assets	2.4	0.3
Adjusted share of joint venture and associate results	(5.8)	(2.1)
Adjusted EBITDA[1]	952.1	583.7
Net capital expenditure	(93.8)	(67.5)
Working capital movement[2]	(55.2)	65.3
Pension deficit contributions	(3.5)	(6.9)
Operating cash flow	799.6	574.6
Restructuring and reorganisation	(15.4)	(14.1)
Onerous contracts associated with COVID-19	(0.9)	(5.5)
Net interest	(39.2)	(65.4)
Taxation	(112.4)	(71.7)
Free cash flow from continuing operations	631.7	417.9
Free cash flow from discontinued operations	-	48.5
Free cash flow	631.7	466.4

1Adjusted EBITDA represents adjusted operating profit before interest, tax, and non-cash items including depreciation and amortisation.

2Working capital movement excludes movements on restructuring, reorganisation, COVID-19 costs and acquisition and integration accruals or provisions as the cash flow relating to these amounts is included in other lines in the free cash flow and reconciliation from free cash flow to net funds flow. The variance between the working capital in the free cash flow and the Consolidated Cash Flow Statement is driven by the non-cash movement on these items.

FCF from continuing operations was £213.8m higher than 2022 principally due to the £357.5m higher adjusted operating profit and a reduction of £26.2m in net interest paid, which was partly offset by an increase in cash tax of £40.7m, an increase in capex investment of £26.3m and working capital outflows of £55.2m in the year (2022: £65.3m inflows). The calculation of OCF conversion and FCF conversion is as follows:

	Operating cash flow conversion		Free cash flow conversion
	2023	2022	2023	2022
	£m	£m	£m	£m
Operating / free cash flow from continuing operations	799.6	574.6	631.7	417.9
Adjusted operating profit from continuing operations	853.8	496.3	853.8	496.3
Operating / free cash flow conversion from continuing operations	93.7%	115.8%	74.0%	84.2%

Net capital expenditure from continuing operations increased to £93.8m (2022: £67.5m) reflecting continuing GAP 2 investments and other capital expenditure. This investment was equivalent to 2.9% of 2023 continuing revenue (2022: 3.0%).

Net cash interest payments of £39.2m were £26.2m lower than the prior year, largely reflecting interest income on the Group’s increased cash balances following the divestment of the Informa Intelligence portfolio in 2022, some of which has since been reinvested in targeted acquisitions such as Tarsus and Winsight.

informa.com	Informa PLC | 2023 Full Year Results	15

The following table reconciles net cash inflow from operating activities for continuing operations, as shown in the consolidated cash flow statement, to free cash flow from continuing operations:

	2023 Continuing	2022 Continuing
	£m	£m
Net cash inflow from operating activities for continuing operations per statutory cash flow	620.2	397.2
Interest received	47.9	25.7
Purchase of property and equipment	(27.5)	(14.5)
Purchase of intangible software assets	(55.1)	(37.9)
Product development cost additions	(11.2)	(15.1)
Add back: Acquisition and integration costs paid	57.4	18.2
Add back: Additional pension payment	-	16.1
Add back: Pension payment into escrow	-	28.2
Free cash flow from continuing operations	631.7	417.9

Net cash from operating activities for continuing operations increased by £223.0m to £620.2m, principally driven by the increase in adjusted profit in the year, partly offset by a working capital outflow of £55.2m, which compared to a £65.3m inflow in 2022. The working capital outflow in 2023 reflected the recognition of revenue for events where the cash collections had been received before 2023, but the events were postponed until 2023 because of COVID-19. This was particularly relevant for 2023 events in China.

The following table reconciles cash generated by operations for continuing operations, as shown in the Consolidated Cash Flow Statement to OCF from continuing operations shown in the FCF table above:

	2023 Continuing	2022 Continuing
	£m	£m
Cash generated by operations for continuing operations per statutory cash flow	819.7	560.0
Capital expenditure paid	(93.8)	(67.5)
Add back: Acquisition and integration costs paid	57.4	18.2
Add back: Restructuring and reorganisation costs paid	15.4	14.1
Add back: Additional pension payment	-	16.1
Add back: Pension payment into escrow	-	28.2
Add back: Onerous contracts associated with COVID-19	0.9	5.5
Operating cash flow from continuing operations	799.6	574.6

informa.com	Informa PLC | 2023 Full Year Results	16

The following table reconciles free cash flow from continuing and discontinued operations to net funds flow and net debt, with net debt increasing by £1,211.8m to £1,456.4m during the year.

	2023	2022
	£m	£m
Free cash flow from continuing and discontinued operations[1]	631.7	466.4
Acquisitions	(1,125.1)	(405.3)
Disposals	(16.0)	1,896.8
Additional pension payment	-	(16.1)
Pension payment into escrow	-	(28.2)
Repayment of acquired debt	443.9	36.6
Dividends paid to shareholders	(176.6)	(43.3)
Dividends paid to non-controlling interests	(16.0)	(9.5)
Dividends received from investments	1.4	1.8
Distributions received from investments	-	20.6
Purchase of own shares through share buyback	(548.0)	(513.3)
Purchase of shares for Trust	(4.8)	(3.3)
Net funds flow	(809.5)	1,403.2
Non-cash movements excluding acquired debt	76.0	(133.0)
Foreign exchange	2.7	(31.8)
Net finance lease additions in the year	(37.1)	(11.8)
Net debt at 1 January	(244.6)	(1,434.6)
Acquired debt	(443.9)	(36.6)
Net debt	(1,456.4)	(244.6)

1Includes free cash flow for discontinued operations of £48.5m for 2022

Financing and Leverage

Net debt increased by £1,211.8m in the year to £1,456.4m (2022: £244.6m). This was largely due to the addition of a number of businesses during the year, as well as the growth in dividends and ongoing share buyback programme, all of which were partially offset by strong growth in free cash flow.

The Group retains significant available liquidity, with unutilised committed financing facilities available to the Group of £1,097.1m (31 December 2022: £1,099.9m). Combined with £389.3m of cash (2022: £2,125.8m), the available group level liquidity at 31 December 2023 was £1,486.4m (31 December 2022: £3,225.7m).

The average debt maturity on our drawn borrowings is currently 2.7 years (31 December 2022: 3.1 years). Following the EUR EMTN of GBP equivalent €450.0m (£386.0m) which matured in July 2023, there are no significant maturities until October 2025.

	2023	2022
Net debt and committed facilities	£m	£m
Cash and cash equivalents	(389.3)	(2,125.8)
Bond borrowings	1,492.6	1,910.7
Bond borrowing fees	(6.2)	(8.8)
Bank borrowings	30.4	41.3
Bank borrowing fees	(2.3)	(2.4)
Derivative assets associated with borrowings	-	(2.2)
Derivative liabilities associated with borrowings	77.9	168.1
Net debt/(cash) before leases	1,203.1	(19.1)
Lease liabilities	263.8	270.4
Finance lease receivables	(10.5)	(6.7)
Net debt	1,456.4	244.6

Borrowings (excluding derivatives, leases, fees & overdrafts)	1,523.0	1,952.0
Unutilised committed facilities (undrawn revolving credit facility)	1,050.0	1,050.0
Unutilised committed facilities (undrawn Curinos facilities)	47.1	49.9
Total committed facilities	2,620.1	3,051.9

The Informa leverage ratio at 31 December 2023 was 1.4 times (31 December 2022: (0.2) times), and the Informa interest cover ratio was 75.2 times (31 December 2022: 16.6 times). Both are calculated consistently with our historical basis of reporting of financial covenants which no longer applied at 31 December 2023. See the Glossary of terms for the definition of Informa leverage ratio and Informa interest cover.

informa.com	Informa PLC | 2023 Full Year Results	17

The calculation of the Informa leverage ratio is as follows:

	2023		2022
	£m		£m
Net debt	1,456.4		244.6
Adjusted EBITDA[1]	952.1		625.5
Adjusted leverage	1.5	x	0.4	x
Adjustment to EBITDA[2]	0.1	x	-
Adjustment to net debt[2]	(0.2	)x	(0.6	)x
Informa leverage ratio	1.4	x	(0.2	)x

1Includes adjusted EBITDA for discontinued operations of £41.8m for 2022

2Refer to Glossary for details of the adjustments to EBITDA and Net Debt for Informa leverage ratio

The calculation of Informa interest cover is as follows:

	2023		2022
	£m		£m
Adjusted EBITDA[1]	952.1		625.5
Adjusted net finance costs	19.2		45.3
Adjusted interest cover	49.6	x	13.8	x
Adjustment to EBITDA[2]	25.6	x	2.8	x
Informa interest cover	75.2	x	16.6	x

1Includes adjusted EBITDA for discontinued operations of £41.8m for 2022

2Refer to Glossary for details of the adjustments to EBITDA for Informa interest cover

There are financial covenants over £30.4m (2022: £41.3m) of drawn borrowings in the Curinos business. These financial covenants are ring-fenced to borrowings against the Curinos business only.

Corporate Development

Informa has a proven track record in creating value through identifying, executing and integrating complementary businesses effectively into the Group. In 2023, cash invested in acquisitions was £1,125.1m (2022: £405.3m). Of this, £596.7m (2022: £315.1m) related to spend on acquisitions net of cash acquired, £22.8m (2022: £9.8m) to cash paid for business assets, £57.4m (2022: £20.1m) to acquisition and integration spend, £nil (2022: £1.5m) to the cash settlement on the exercise of an option relating to non-controlling interests, £nil (2022: £22.2m) to the acquisition of the convertible bond, £443.9m (2022: £36.6m) to the repayment of acquired debt and £4.3m (2022: £nil) to a further investment in the Group’s interest in BolognaFiere.

Share Buyback

A central theme of GAP 2 was the decision to increase portfolio focus and accelerate investment in the two markets where the Group has leadership positions of scale and which offer attractive opportunities for further growth and expansion: Academic Markets and B2B Markets.

Under GAP 2, the Group committed to return capital to shareholders through a share buyback programme which was expanded to £1.15bn in November 2023. In the year ended 31 December 2023, £548.3m of shares were repurchased with 77.1m shares cancelled. Cumulatively by 31 December 2023, £1,065.3m of shares had been repurchased with 166.1m shares cancelled. The shares acquired during the year ended 31 December 2023 were at an average price of 711p per share, with prices ranging from 626p to 790p.

Pensions

The Group continues to meet all commitments to its pension schemes, which include five (2022: six) defined benefit schemes, all of which are closed to future accruals.

At 31 December 2023, the Group had a net pension surplus of £41.7m (31 December 2022: £49.1m), comprising a pension surplus of £48.1m (31 December 2022: £55.8m) and pension deficits of £6.4m (31 December 2022: £6.7m). Gross liabilities were £478.2m at 31 December 2023 (31 December 2022: £477.3m).

informa.com	Informa PLC | 2023 Full Year Results	18

Consolidated Income Statement

For the year ended 31 December 2023

		Adjusted results	Adjusting items	Statutory results	Adjusted results	Adjusting items	Statutory results
		2023	2023	2023	2022	2022	2022
	Notes	£m	£m	£m	£m	£m	£m
Continuing operations
Revenue	3	3,189.6	-	3,189.6	2,262.4	-	2,262.4
Net operating expenses	5	(2,341.6)	(432.1)	(2,773.7)	(1,768.2)	(312.1)	(2,080.3)
Other operating income	5	-	87.6	87.6	-	-	-
Operating profit/(loss) before joint ventures and associates		848.0	(344.5)	503.5	494.2	(312.1)	182.1
Share of results of joint ventures and associates		5.8	(1.5)	4.3	2.1	(0.1)	2.0
Operating profit/(loss)		853.8	(346.0)	507.8	496.3	(312.2)	184.1
Fair value gain/(loss) on investments		-	1.3	1.3	-	(0.9)	(0.9)
Profit on disposal of subsidiaries and operations		-	3.0	3.0	-	11.6	11.6
Distributions received from investments		-	-	-	-	20.6	20.6
Finance income	7	47.4	-	47.4	27.5	-	27.5
Finance costs	8	(66.6)	(0.8)	(67.4)	(72.8)	(1.3)	(74.1)
Profit/(loss) before tax		834.6	(342.5)	492.1	451.0	(282.2)	168.8
Tax (charge)/credit	9	(156.4)	127.0	(29.4)	(81.2)	54.5	(26.7)
Profit/(loss) for the year from continuing operations		678.2	(215.5)	462.7	369.8	(227.7)	142.1
Discontinued operations
Profit for the year from discontinued operations		-	-	-	29.5	1,463.7	1,493.2
Profit/(loss) for the year		678.2	(215.5)	462.7	399.3	1,236.0	1,635.3

Attributable to:
– Equity holders of the Company	11	635.1	(216.1)	419.0	386.0	1,245.5	1,631.5
– Non-controlling interests		43.1	0.6	43.7	13.3	(9.5)	3.8

Earnings per share
From continuing operations
– Basic (p)	11	45.6		30.1	24.5		9.5
– Diluted (p)	11	45.3		29.9	24.4		9.4
From continuing and discontinued operations
– Basic (p)	11	45.6		30.1	26.5		112.0
– Diluted (p)	11	45.3		29.9	26.4		111.4

informa.com	Informa PLC | 2023 Full Year Results	19

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2023

		2023	2022
	Notes	£m	£m
Profit for the year		462.7	1,635.3

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of the net retirement benefit pension obligation		(11.8)	26.9
Tax credit relating to items that will not be reclassified to profit or loss		-	1.5
Total items that will not be reclassified subsequently to profit or loss		(11.8)	28.4

Items that may be reclassified subsequently to profit or loss:
Exchange (loss)/gain on translation of foreign operations		(351.5)	413.7
Exchange loss arising on disposal of foreign operations		-	(1.4)

Net investment hedges:
Exchange gain/(loss) on net investment hedge		7.4	(188.1)
Gain on derivatives in net investment hedging relationships		92.5	173.4

Cash flow hedges:
Fair value (loss)/gain arising on hedging instruments		(28.2)	33.3
Less: gain/(loss) reclassified to profit or loss		34.2	(63.1)
Movement in cost of hedging reserve		(6.7)	1.8
Tax charge relating to items that may be reclassified subsequently to profit or loss		(1.2)	(8.2)
Total items that may be reclassified subsequently to profit or loss		(253.5)	361.4
Other comprehensive (expense)/income for the year		(265.3)	389.8
Total comprehensive income for the year		197.4	2,025.1

Total comprehensive income attributable to:
– Equity holders of the Company		155.4	2,015.4
– Non-controlling interests		42.0	9.7
		197.4	2,025.1
Total comprehensive income for the year attributable to equity holders of the Company:
– Continuing operations		155.4	497.2
–Discontinued operations[1]		-	1,518.2
		155.4	2,015.4

1Discontinued operations in 2022 includes £26.4m relating to exchange gain on translation of foreign operations and £1.4m exchange loss arising on disposal of foreign operations.

informa.com	Informa PLC | 2023 Full Year Results	20

Consolidated Statement of Changes in Equity

For the year ended 31 December 2023

1See note 16

	Share capital[1]	Share premium account	Translation reserve	Other reserves	Retained earnings	Total[2]	Non- controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2022	1.5	1,878.6	(208.0)	2,028.0	2,057.7	5,757.8	288.1	6,045.9
Profit for the year	-	-	-	-	1,631.5	1,631.5	3.8	1,635.3
Exchange gain on translation of foreign operations	-	-	407.8	-	-	407.8	5.9	413.7
Exchange loss on net investment hedge	-	-	(188.1)	-	-	(188.1)	-	(188.1)
Gain arising on derivative hedges	-	-	173.4	(28.0)	-	145.4	-	145.4
Foreign exchange recycling of disposed entities	-	-	(1.4)	-	-	(1.4)	-	(1.4)
Actuarial gain on defined benefit pension schemes	-	-	-	-	26.9	26.9	-	26.9
Tax relating to components of other comprehensive income	-	-	(8.2)	-	1.5	(6.7)	-	(6.7)
Total comprehensive income for the year	-	-	383.5	(28.0)	1,659.9	2,015.4	9.7	2,025.1
Dividends to shareholders	-	-	-	-	(43.3)	(43.3)	-	(43.3)
Dividends to non-controlling interests	-	-	-	-	-	-	(9.5)	(9.5)
Share award expense	-	-	-	17.5	-	17.5	-	17.5
Shares for Trust purchase	-	-	-	(3.3)	-	(3.3)	-	(3.3)
Transfer of vested LTIPs	-	-	-	(11.1)	11.1	-	-	-
Share buyback[3]	(0.1)	-	-	(74.9)	(517.0)	(592.0)	-	(592.0)
Acquisition of non-controlling interests[4]	-	-	-	-	-	-	25.9	25.9
At 31 December 2022	1.4	1,878.6	175.5	1,928.2	3,168.4	7,152.1	314.2	7,466.3

2Total attributable to equity holders of the Company

3£517.0m of shares were bought back during the previous period. £75.0m represents the maximum liability for share buybacks with Informa’s broker through to the conclusion of the Company’s close period as at 31 December 2022

4The acquisition of non-controlling interests is related to the USA Beauty transaction

informa.com	Informa PLC | 2023 Full Year Results	21

Consolidated Statement of Changes in Equity (continued)

For the year ended 31 December 2023

	Share capital[1]	Share premium account	Translation reserve	Other reserves	Retained earnings	Total[2]	Non- controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2022	1.4	1,878.6	175.5	1,928.2	3,168.4	7,152.1	314.2	7,466.3
Profit for the year	-	-	-	-	419.0	419.0	43.7	462.7
Exchange loss on translation of foreign operations	-	-	(349.8)	-	-	(349.8)	(1.7)	(351.5)
Exchange gain on net investment hedge debt	-	-	7.4	-	-	7.4	-	7.4
Gain/(loss) arising on derivative hedges	-	-	92.5	(0.7)	-	91.8	-	91.8
Actuarial gain on defined benefit pension schemes	-	-	-	-	(11.8)	(11.8)	-	(11.8)
Tax relating to components of other comprehensive income	-	-	(1.2)	-	-	(1.2)	-	(1.2)
Total comprehensive income for the year	-	-	(251.1)	(0.7)	407.2	155.4	42.0	197.4
Dividends to shareholders	-	-	-	-	(176.6)	(176.6)	-	(176.6)
Dividends to non-controlling interests	-	-	-	-	-	-	(16.0)	(16.0)
Share award expense	-	-	-	19.6	-	19.6	-	19.6
Issue of share capital	0.1	-	-	173.7	-	173.8	-	173.8
Shares for Trust purchase	-	-	-	(4.8)	-	(4.8)	-	(4.8)
Transfer of vested LTIPs	-	-	-	(11.1)	11.1	-	-	-
Share buyback[3]	(0.1)	-	-	(15.8)	(548.3)	(564.2)	-	(564.2)
Acquisition of non-controlling interests[4]	-	-	-	-	-	-	92.3	92.3
Transactions with non-controlling interests	-	-	-	-	(8.3)	(8.3)	3.6	(4.7)
Remeasurement of put call options	-	-	-	1.5	-	1.5	-	1.5
At 31 December 2023	1.4	1,878.6	(75.6)	2,090.6	2,853.5	6,748.5	436.1	7,184.6

1See note 16

2Total attributable to equity holders of the Company

3£548.3m of shares have been bought back during the period. £15.9m represents the net movement in Informa’s maximum liability for share buybacks with Informa’s broker through to the conclusion of the Company’s close period as at 31 December 2023 of £90.9m

4The acquisition of non-controlling interests includes £87.2m relating to the Tarsus acquisition (see note 12)

informa.com	Informa PLC | 2023 Full Year Results	22

Consolidated Balance Sheet

As at 31 December 2023

		At 31 December 2023	At 31 December 2022
	Notes	£m	£m
Non-current assets
Goodwill		6,629.8	5,880.3
Other intangible assets		3,140.9	2,972.7
Property and equipment		60.8	47.9
Right of use assets		211.1	208.0
Investments in joint ventures and associates		58.8	35.5
Other investments		260.8	262.7
Deferred tax assets		17.6	1.8
Retirement benefit surplus		48.1	55.8
Finance lease receivables		8.2	5.1
Other receivables		32.6	49.7
Derivative financial instruments		-	2.2
		10,468.7	9,521.7
Current assets
Inventory		36.2	28.8
Trade and other receivables		546.9	460.4
Current tax asset	9	80.2	7.4
Cash and cash equivalents		389.3	2,125.8
Finance lease receivables		2.3	1.6
Derivative financial instruments		0.6	-
		1,055.5	2,624.0
Total assets		11,524.2	12,145.7
Current liabilities
Borrowings	14	-	(398.4)
Lease liabilities		(28.4)	(30.2)
Derivative financial instruments		-	(1.1)
Current tax liabilities	9	(85.6)	(48.5)
Provisions		(38.1)	(30.1)
Contingent consideration and put call options		(28.6)	(4.1)
Trade and other payables		(635.7)	(661.9)
Deferred income		(972.8)	(834.5)
		(1,789.2)	(2,008.8)
Non-current liabilities
Borrowings	14	(1,514.5)	(1,542.4)
Lease liabilities		(235.4)	(240.2)
Derivative financial instruments		(77.9)	(168.1)
Deferred tax liabilities		(540.9)	(532.9)
Retirement benefit obligation		(6.4)	(6.7)
Provisions		(33.5)	(32.5)
Contingent consideration and put call options		(109.3)	(129.2)
Trade and other payables		(24.9)	(16.3)
Deferred income		(7.6)	(2.3)
		(2,550.4)	(2,670.6)
Total liabilities		(4,339.6)	(4,679.4)
Net assets		7,184.6	7,466.3
Share capital	16	1.4	1.4
Share premium		1,878.6	1,878.6
Translation reserve		(75.6)	175.5
Other reserves		2,090.6	1,928.2
Retained earnings		2,853.5	3,168.4
Equity attributable to equity holders of the parent		6,748.5	7,152.1
Non-controlling interest		436.1	314.2
Total equity		7,184.6	7,466.3

These financial statements were approved by the Board of Directors and authorised for issue on 7 March 2024 and signed on its behalf by

Stephen A. Carter	Gareth Wright

Group Chief Executive	Group Finance Director

informa.com	Informa PLC | 2023 Full Year Results	23

Consolidated Cash Flow Statement

For the year ended 31 December 2023

		2023	2022
	Notes	£m	£m
Operating activities
Cash generated by continuing operations	15	819.7	560.0
Income taxes paid		(112.4)	(71.7)
Interest paid		(87.1)	(91.1)
Net cash inflow from operating activities – continuing operations		620.2	397.2
Net cash inflow from operating activities – discontinued operations		-	53.7
Net cash inflow from operating activities		620.2	450.9
Investing activities
Interest received		47.9	25.7
Dividends received from investments		1.4	1.8
Distributions received from investments		-	20.6
Purchase of property and equipment		(27.5)	(14.5)
Purchase of intangible software assets		(55.1)	(37.9)
Product development costs additions		(11.2)	(15.1)
Purchase of intangibles related to titles, brands and customer relationships		(22.8)	(9.8)
Acquisition of subsidiaries and operations, net of cash acquired	12	(596.7)	(315.1)
Acquisition of investments		(4.3)	-
Acquisition of convertible bonds		-	(22.2)
Cash outflow from disposal of subsidiaries and operations		(16.0)	(2.8)
Net cash outflow from investing activities – continuing operations		(684.3)	(369.3)
Net cash inflow from investing activities – discontinued operations		-	1,892.1
Net cash (outflow)/inflow from investing activities		(684.3)	1,522.8
Financing activities
Dividends paid to shareholders	10	(176.6)	(43.3)
Dividends paid to non-controlling interests	10	(16.0)	(9.5)
Repayment of loans	13	(393.9)	(177.2)
Repayment of borrowings acquired	13	(443.9)	(36.6)
Borrowing fees paid	13	(1.2)	-
Repayment of principal lease liabilities	13	(33.8)	(32.1)
Finance lease receipts	13	1.3	1.5
Settlement of derivative liability associated with borrowings		(8.2)	-
Acquisition of non-controlling interests		-	(1.5)
Cash outflow from share buyback	16	(548.0)	(513.3)
Cash outflow from purchase of shares for Trust		(4.8)	(3.3)
Net cash outflow from financing activities – continuing operations		(1,625.1)	(815.3)
Net cash outflow from financing activities		(1,625.1)	(815.3)
Net (decrease)/increase in cash and cash equivalents		(1,689.2)	1,158.4
Effect of foreign exchange rate changes		(47.3)	82.6
Cash and cash equivalents at beginning of the year		2,125.8	884.8
Cash and cash equivalents at end of the year		389.3	2,125.8

informa.com	Informa PLC | 2023 Full Year Results	24

Notes to the Consolidated Financial Statements

For the year ended 31 December 2023

1.	General information

Informa PLC (the Company) is a company incorporated and domiciled in the United Kingdom under the Companies Act 2006 and is listed on the London Stock Exchange. The Company is a public company limited by shares and is registered in England and Wales with registration number 08860726. The address of the registered office is 5 Howick Place, London SW1P 1WG.

The Consolidated Financial Statements as at 31 December 2023 and for the year then ended comprise those of the Company, its subsidiaries and its interests in joint ventures and associates (together referred to as the Group).

These Consolidated Financial Statements are presented in pounds sterling (GBP), which is the currency of the primary economic environment in which the Group operates and the functional currency of the Parent Company, Informa PLC.

2.	Basis of preparation

The financial information for the year ended 31 December 2023 does not constitute the statutory financial statements for that year, but is derived from those audited financial statements for the year ended 31 December 2023 which will be published on www.informa.com. While the financial information in these Full Year Results has been prepared in accordance with International Financial Reporting Standards (IFRS), these results do not in isolation contain sufficient information to comply with IFRS. Those financial statements have not yet been delivered to the Registrar of Companies, but include the auditor’s report which was unqualified and did not contain a statement under Section 498 (2) or (3) of the Companies Act 2006.

To complete the going concern assessment, the Directors have modelled a base case with sensitivities and a reverse stress test for the period to June 2025. In modelling the base case, the Directors have assumed Group financial performance is consistent with the guidance given for 2024, followed by similar growth in the first half of 2025.

The proposed combination with TechTarget which is subject to approval by TechTarget’s shareholders and other customary conditions has been included in the financial plan for going concern assessment as completion would reduce the Group’s financial headroom. Under the financial plan the Group maintains liquidity headroom of more than £1.1bn. To consider a downside scenario, the Directors applied the three scenarios used in viability modelling to the financial plan. In the scenario where all risks were combined the Group maintains liquidity headroom of around £0.7bn.

The reverse stress test shows that the Group can afford to lose 54% of its revenue from 1 April 2024 to the end of June 2025 and maintain positive liquidity headroom. This extremely remote scenario assumes no indirect cost savings and customer receipts are refunded with no further receipts collected in the period.

Based on these results, the Directors believe the Group is well placed to manage its financing and other business risks in a satisfactory way. The Directors have been able to form a reasonable expectation that the Group has adequate resources to continue in operation for at least twelve months from the signing date of this Annual Report and Accounts and consider it appropriate to adopt the going concern basis of accounting in preparing the Consolidated Financial Statements.

The accounting policies, significant judgements and key sources of estimation uncertainty adopted in the preparation of the financial information are consistent with those applied by the Group in its Consolidated Financial Statements for the year ended 31 December 2022, subject to new accounting standards, and are disclosed in full in the audited financial statements for the year ended 31 December 2023 which will be published on www.informa.com.

informa.com	Informa PLC | 2023 Full Year Results	25

3.	Revenue

An analysis of the Group’s revenue by type is set out below.

Year ended 31 December 2023

	Informa Markets	Informa Tech	Informa Connect	Taylor & Francis	Total
	£m	£m	£m	£m	£m
Continuing operations
Exhibitor	1,309.4	85.1	103.8	-	1,498.3
Subscriptions	34.8	58.7	144.0	346.1	583.6
Transactional sales	4.3	26.5	45.6	272.0	348.4
Attendee	74.8	54.4	164.8	-	294.0
Marketing and advertising services	91.0	116.3	36.0	0.9	244.2
Sponsorship	79.0	55.7	86.4	-	221.1
Total	1,593.3	396.7	580.6	619.0	3,189.6

Year ended 31 December 2022 (re-presented)

	Informa Markets[1]	Informa Tech	Informa Connect[1]	Taylor & Francis	Total
	£m	£m	£m	£m	£m
Continuing operations
Exhibitor	708.7	63.5	48.0	-	820.2
Subscriptions	27.7	57.2	121.9	325.9	532.7
Transactional sales	5.4	27.5	37.8	266.8	337.5
Attendee	55.4	51.5	114.4	-	221.3
Marketing and advertising services	74.4	85.2	23.6	0.9	184.1
Sponsorship	61.7	35.9	69.0	-	166.6
Total	933.3	320.8	414.7	593.6	2,262.4

1As a result of the Aesthetic Medicine business transferring from Informa Markets to Informa Connect, these figures have been re-presented. Aesthetic Medicine generated £18.8m in revenue in 2022. No other figures have been re-presented.

4.	Business segments

The Group has identified reportable segments based on financial information used by the Directors in allocating resources and making strategic decisions. We consider the chief operating decision maker to be the Executive Directors.

The Group’s four identified reportable segments under IFRS 8 Operating Segments as described in the Strategic Report are Informa Markets, Informa Tech, Informa Connect and Taylor & Francis. There is no difference between the Group’s operating segments and the Group’s reportable segments as at year-end. Tarsus was presented as a separate segment for the six-month period ending 30 June 2023 as the business was not fully integrated into the existing Informa segments. As at 31 December 2023, Tarsus has been integrated within Informa Markets and Informa Connect.

informa.com	Informa PLC | 2023 Full Year Results	26

Segment revenue and results

The Group’s primary internal income statement performance measures for continuing business segments are revenue and adjusted operating profit. A reconciliation of adjusted operating profit to statutory operating profit and profit before tax is provided below:

Year ended 31 December 2023

	Informa Markets	Informa Tech	Informa Connect	Taylor & Francis	Total
	£m	£m	£m	£m	£m
Revenue	1,593.3	396.7	580.6	619.0	3,189.6
Adjusted operating profit before joint ventures and associates[1]	454.7	72.9	102.5	217.9	848.0
Share of adjusted results of joint ventures and associates	5.8	-	-	-	5.8
Adjusted operating profit	460.5	72.9	102.5	217.9	853.8
Intangible asset amortisation[2]	(179.0)	(37.5)	(43.4)	(52.9)	(312.8)
Impairment – acquisition-related and other intangibles	(24.5)	(0.3)	(0.3)	-	(25.1)
Reversal of impairment/(impairment) – IFRS 16 right of use assets	0.1	(0.3)	0.8	-	0.6
Acquisition costs (note 6)	(15.7)	(17.0)	(19.7)	(0.9)	(53.3)
Integration costs (note 6)	(8.3)	(2.9)	(8.5)	-	(19.7)
Restructuring and reorganisation costs (note 6)	1.8	1.1	(0.5)	(13.4)	(11.0)
Fair value (loss)/gain on contingent consideration (note 6)	(7.3)	82.4	0.7	(0.2)	75.6
Foreign exchange loss on swap settlement	(2.8)	(0.7)	(1.0)	(1.1)	(5.6)
Credit in respect of unallocated cash	3.3	0.8	1.2	-	5.3
Operating profit	228.1	98.5	31.8	149.4	507.8
Fair value gain on investments					1.3
Profit on disposal of subsidiaries and operations					3.0
Finance income (note 7)					47.4
Finance costs (note 8)					(67.4)
Profit before tax					492.1

1Adjusted operating profit before joint ventures and associates included the following amounts for depreciation and other amortisation: £33.7m for Informa Markets, £22.1m for Informa Connect, £6.9m for Informa Tech and £18.2m for Taylor & Francis.

2Excludes intangible product development and software amortisation.

informa.com	Informa PLC | 2023 Full Year Results	27

Year ended 31 December 2022 (re-presented)

	Informa Markets[3]	Informa Tech	Informa Connect[3]	Taylor & Francis	Total
	£m	£m	£m	£m	£m
Revenue	933.3	320.8	414.7	593.6	2,262.4
Adjusted operating profit before joint ventures and associates[1]	172.7	55.5	57.2	208.8	494.2
Share of adjusted results of joint ventures and associates	2.1	-	-	-	2.1
Adjusted operating profit	174.8	55.5	57.2	208.8	496.3
Intangible asset amortisation[2]	(168.6)	(27.0)	(26.8)	(52.9)	(275.3)
Impairment – acquisition-related and other intangibles	(6.7)	-	(0.2)	-	(6.9)
Reversal of impairment/(impairment) – IFRS 16 right of use assets	2.6	0.1	(3.8)	1.2	0.1
Reversal of impairment/(impairment) – property and equipment	0.4	0.1	(0.1)	0.3	0.7
Acquisition costs (note 6)	(0.1)	(11.1)	(0.3)	(0.3)	(11.8)
Integration costs (note 6)	(0.3)	(1.7)	(8.4)	0.2	(10.2)
Restructuring and reorganisation costs (note 6)	2.0	0.7	(2.4)	1.3	1.6
Onerous contracts associated with COVID-19 (note 6)	(5.0)	0.5	(0.2)	-	(4.7)
Fair value loss on contingent consideration (note 6)	(0.1)	(3.7)	-	(1.9)	(5.7)
Operating (loss)/profit	(1.0)	13.4	15.0	156.7	184.1
Fair value loss on investments					(0.9)
Profit on disposal of subsidiaries and operations					11.6
Distributions received from investments					20.6
Finance income (note 7)					27.5
Finance costs (note 8)					(74.1)
Profit before tax					168.8

1Adjusted operating profit before joint ventures and associates included the following amounts for depreciation and other amortisation: £31.7m for Informa Markets, £18.6m for Informa Connect, £5.1m for Informa Tech and £16.3m for Taylor & Francis.

2Excludes intangible product development and software amortisation.

3As a result of the Aesthetic Medicine business transferring from Informa Markets to Informa Connect, these figures have been re-presented. Aesthetic Medicine generated £18.8m in revenue which translated to £6.2m in adjusted operating profit before joint ventures and associate. No other figures have been re-presented.

informa.com	Informa PLC | 2023 Full Year Results	28

5.	Operating expenses and other operating income

Operating profit for continuing operations has been arrived at after charging/(crediting):

		Adjusted results	Adjusting items	Statutory results	Adjusted results	Adjusting items	Statutory results
		2023	2023	2023	2022	2022	2022
	Notes	£m	£m	£m	£m	£m	£m
Cost of sales (excluding staff costs, depreciation and COVID-19 adjusting items)		1,123.7	-	1,123.7	778.3	-	778.3
Staff costs		900.6	-	900.6	745.8	-	745.8
Auditor’s remuneration for audit services		6.3	-	6.3	3.9	-	3.9
Depreciation – property and equipment		13.5	-	13.5	11.7	-	11.7
Depreciation – IFRS 16 right of use assets		26.3	-	26.3	24.8	-	24.8
Amortisation of other intangible assets	6	41.1	312.8	353.9	35.2	275.3	310.5
Impairment – acquisition-related and other intangibles	6	-	25.1	25.1	-	6.9	6.9
Reversal of impairment – IFRS 16 right of use assets	6	-	(0.6)	(0.6)	-	(0.1)	(0.1)
Reversal of impairment – property and equipment	6	-	-	-	-	(0.7)	(0.7)
Acquisition costs	6	-	53.3	53.3	-	11.8	11.8
Integration costs	6	-	18.2	18.2	-	10.2	10.2
Restructuring and reorganisation costs	6	-	11.0	11.0	-	(1.6)	(1.6)
Onerous contracts associated with COVID-19	6	-	-	-	-	4.6	4.6
Fair value gain on contingent consideration	6	-	(87.6)	(87.6)	-	-	-
Fair value loss on contingent consideration	6	-	12.0	12.0	-	5.7	5.7
Net foreign exchange loss	6	7.6	5.6	13.2	5.0	-	5.0
Credit in respect of unallocated cash	6	-	(5.3)	(5.3)	-	-	-
Other operating expenses		222.5	-	222.5	163.5	-	163.5
Total net operating expenses and other operating income before share of joint ventures and associates		2,341.6	344.5	2,686.1	1,768.2	312.1	2,080.3

informa.com	Informa PLC | 2023 Full Year Results	29

6.	Adjusting items

The Board considers certain items should be recognised as adjusting items (see Glossary on page 45) since, due to their size, nature or infrequency, such presentation is relevant to an understanding of the Group’s performance. These items do not relate to the Group’s underlying trading and are adjusted from the Group’s adjusted operating profit measure for the reasons outlined below the table.

The following charges/(credits) in respect of continuing operations are presented as adjusting items:

		2023	2022
	Notes	£m	£m
Continuing operations
Intangible asset amortisation[1]		312.8	275.3
Impairment – acquisition-related and other intangible assets		25.1	6.9
Reversal of impairment – IFRS 16 right of use assets		(0.6)	(0.1)
Reversal of impairment – property and equipment		-	(0.7)
Acquisition costs		53.3	11.8
Integration costs		19.7	10.2
Restructuring and reorganisation costs		11.0	(1.6)
Onerous contracts associated with COVID-19		-	4.7
Fair value gain on contingent consideration		(87.6)	-
Fair value loss on contingent consideration		12.0	5.7
Foreign exchange loss on swap settlement		5.6	-
Credit in respect of unallocated cash		(5.3)	-
Adjusting items in operating profit/loss from continuing operations[2]		346.0	312.2
Fair value (gain)/loss on investments		(1.3)	0.9
Profit on disposal of subsidiaries and operations		(3.0)	(11.6)
Distributions received from investments		-	(20.6)
Finance costs	8	0.8	1.3
Adjusting items in profit before tax from continuing operations		342.5	282.2
Tax related to adjusting items	9	(127.0)	(54.5)
Adjusting items in profit for the year from continuing operations		215.5	227.7

1Intangible asset amortisation is in respect of acquired intangibles and excludes amortisation of software and product development of £41.1m (2022: £35.2m).

2Includes £1.5m (2022: £0.1m) relating to joint ventures and associates.

The principal adjusting items are in respect of the following:

●	Intangible asset amortisation is the amortisation charged in respect of intangible assets acquired through business combinations or the acquisition of trade and assets. The charge is not considered to be related to the underlying performance of the Group and it can fluctuate materially period-on-period as and when new businesses are acquired or disposed. It is noted that the revenue and results from the related business combinations have been included within the adjusted results.

●	Impairment of acquisition-related intangible assets – the Group tests for impairment on an annual basis or more frequently when an indicator exists. Impairment charges are separately disclosed and excluded from adjusted results. Impairment charges have been classified as adjusting items based on them being one-off in nature and not considered to be part of the usual underlying costs of the Group and to provide comparability of underlying results to prior periods.

informa.com	Informa PLC | 2023 Full Year Results	30

•	Reversal of impairment of right of use assets mainly relate to the re-opening of previously impaired office properties. These have been classified as adjusting items based on being infrequent in nature and therefore not being considered to be part of the usual underlying costs of the Group and to provide comparability of underlying results to prior periods.

•	Acquisition and integration costs are costs incurred in acquiring and integrating share and asset acquisitions. These are classified as adjusting items as these costs relate to M&A activity which is not considered to be part of the usual underlying activities of the Group.

•	Restructuring and reorganisation costs are costs incurred by the Group in business restructuring and operating model changes and specific and non-recurring legal costs. These have been classified as adjusting items when they relate to specific initiatives following reviews of our organisational operations during the period and are therefore adjusted to provide comparability to prior periods.

•	Onerous contracts associated with COVID-19 relate to onerous contract costs for events which have been cancelled or postponed and where such costs cannot be recovered. The costs largely relate to venue, marketing and event set-up costs. These costs are infrequent and fluctuate from period to period and therefore they are adjusted to provide comparability to prior periods.

•	Fair value (gains)/losses on contingent consideration are recognised in the period as charges or credits to the Consolidated Income Statement unless these qualify as measurement period adjustments arising within one year from the acquisition date. These are classified as adjusting items as these costs arise as a result of acquisitions and are not part of the underlying operations of the business and are therefore adjusted to provide comparability of underlying results to prior periods. It is noted that the revenue and results from the related acquisitions have been included within the adjusted results.

•	Foreign exchange losses on swap settlements are one-off and infrequent in nature and are therefore not considered to be part of the Group’s underlying operations and are adjusted to provide comparability to prior periods.

•	Credit in respect of unallocated cash relates to a change to the period that unapplied and unallocated cash receipts will be held on the Consolidated Balance Sheet in certain territories before being released to the Consolidated Income Statement. The balance recognised in adjusting items is comprised of balances that would have been released in prior periods under the revised methodology and is not expected to recur as an adjusting item.

•	Fair value (gain)/loss on investments is the loss, or gain, as a result of a decline, or increase, in the fair value of investments held. This is classified as an adjusting item as it does not relate to the underlying trading operations and performance of the Group. Hence, results are adjusted to provide comparability to prior periods.

•	Profit on disposal of subsidiaries and operations relate to disposals in the current period or subsequent costs or credits relating to prior disposals. This is classified as an adjusting item as it does not relate to the underlying trading operations and performance of the Group. Hence, results are adjusted to provide comparability to prior periods.

•	Distributions from investments are considered to be one-off in nature and are not considered to be part of the underlying operations of the Group and are adjusted to provide comparability to prior periods.

•	The tax items relate to the tax effect on the items above and adjusting tax items which are analysed in note 9.

informa.com	Informa PLC | 2023 Full Year Results	31

7.	Finance income

	2023	2022
	£m	£m
Interest income on bank deposits	46.7	25.3
Interest income from loans receivable	-	1.7
Interest income from finance lessor leases	0.4	0.3
Fair value gain on financial instruments through the Income Statement	0.3	0.2
Total finance income	47.4	27.5

8.	Finance costs

		2023	2022
	Notes	£m	£m
Interest expense on borrowings and loans[1]		58.2	61.1
Interest on lease liabilities		11.2	11.0
Interest (income)/cost on pension scheme net surplus		(1.8)	0.7
Total interest expense		67.6	72.8
Non-income taxes in relation to intra-group financing		0.1	0.2
Fair value gain on financial instruments through the Income Statement		(1.1)	(0.2)
Financing costs before adjusting items		66.6	72.8
Adjusting items[2]		0.8	1.3
Total finance costs		67.4	74.1

1Included in interest expense above is the amortisation of debt issue costs of £2.7m (2022: £4.0m).

2The adjusting item for finance costs in 2023 relates to the revaluation of the BolognaFiere convertible bond. The adjusting item for finance costs in 2022 relates to the finance fees associated with the early repayment of debt.

informa.com	Informa PLC | 2023 Full Year Results	32

9.	Taxation

The tax charge/(credit) comprises:

	2023	2022
	£m	£m
Current tax:
Current year
UK	33.2	17.6
Continental Europe	26.0	14.7
US	(10.5)	202.3
China	25.6	2.9
Rest of world	25.1	10.2
Prior years	(25.1)	(2.9)
Total current tax	74.3	244.8
Deferred tax:
Current year	(36.3)	71.7
Prior years	(6.6)	(3.6)
Credit arising from tax rate changes	(2.0)	(1.3)
Total deferred tax	(44.9)	66.8
Total tax charge	29.4	311.6

Tax charge relating to continuing operations	29.4	26.7
Tax charge relating to discontinued operations	-	284.9
Tax charge on profit on ordinary activities from continuing and discontinued operations	29.4	311.6

The tax on adjusting items within the Consolidated Income Statement relates to the following:

		Gross 2023	Tax 2023	Gross 2022	Tax 2022
	Notes	£m	£m	£m	£m
Intangible assets amortisation	6	(312.8)	76.8	(275.3)	63.4
Benefit of goodwill amortisation for tax purposes only		-	(14.5)	-	(13.1)
Impairment – acquisition-related and other intangible assets	6	(25.1)	6.4	(6.9)	1.5
Reversal of impairment - IFRS 16 right of use assets	6	0.6	(0.1)	0.1	0.3
Reversal of impairment - property and equipment	6	-	-	0.7	(0.1)
Acquisition and integration-related costs	6	(73.0)	22.5	(22.0)	3.7
Restructuring and reorganisation costs	6	(11.0)	2.7	1.6	(0.1)
Onerous contracts associated with COVID-19	6	-	-	(4.7)	1.1
Fair value gain on contingent consideration	6	87.6	-	-	-
Fair value loss on contingent consideration	6	(12.0)	-	(5.7)	-
Foreign exchange loss on swap settlement	6	(5.6)	1.3	-	-
Credit in respect of unallocated cash	6	5.3	(1.2)	-	-
Fair value gain/(loss) on investments	6	1.3	1.5	(0.9)	-
Profit on disposal of subsidiaries and operations	6	3.0	-	11.6	-
Distributions received from investments	6	-	-	20.6	(2.5)
Finance costs	6	(0.8)	0.2	(1.3)	0.3
Movement in deferred tax asset on Luxembourg losses		-	15.9	-	-
Adjustments for prior years		-	15.5	-	-
Total tax on adjusting items from continuing operations		(342.5)	127.0	(282.2)	54.5

informa.com	Informa PLC | 2023 Full Year Results	33

The current and deferred tax are calculated on the estimated assessable profit for the year. Taxation is calculated in each jurisdiction based on the prevailing rates of that jurisdiction. A reconciliation of the actual tax expense to the expected tax expense at the applicable statutory rate is shown below:

	2023		2022
	£m	%	£m	%
Profit before tax from continuing operations	492.1		168.8
Profit before tax from discontinued operations	-		1,778.1
Total profit before tax	492.1		1,946.9
Tax charge at effective UK statutory rate of 23.5% (2022: 19.0%)	115.6	23.5	369.9	19.0
Different tax rates on overseas profits	4.4	0.9	80.1	4.0
Disposal-related items	(1.0)	(0.2)	(128.9)	(6.6)
Acquisition-related items	(5.2)	(1.1)	-	-
Non-deductible expenditure	10.7	2.1	5.4	0.3
Non-taxable income[1]	(27.8)	(5.6)	(2.9)	(0.1)
Benefits from financing structures	(8.1)	(1.6)	(8.1)	(0.4)
Tax incentives	(1.4)	(0.3)	(2.1)	(0.1)
Adjustments for prior years[2]	(31.7)	(6.4)	(6.5)	(0.3)
Net movement in provisions for uncertain tax positions[3]	(11.6)	(2.4)	6.5	0.3
Impact of changes in tax rates	(2.0)	(0.4)	(1.3)	(0.1)
Recognition of deferred tax asset on Luxembourg losses	(15.9)	(3.2)	-	-
Movements in other deferred tax not recognised	3.4	0.7	(0.5)	-
Tax charge and effective rate for the year	29.4	6.0	311.6	16.0

1Non-taxable income includes income in relation to the remeasurement of contingent consideration

2Adjustments for prior years incorporate refinements to tax computations made on submission and agreement with tax authorities

3The net movement in provisions for uncertain tax positions reflects management’s reassessment of the provisions required in relation to historical tax exposures

In addition to the income tax charge in the Consolidated Income Statement, a tax charge of £1.2m (2022: £6.7m) has been recognised directly in the Consolidated Statement of Comprehensive Income during the year.

Current tax liabilities include £43.6m (2022: £48.6m) in respect of provisions for uncertain tax positions.

On 11 July 2023, the UK government enacted the Pillar 2 income taxes legislation, effective for the financial year beginning 1 January 2024. Under the legislation, Informa PLC will be required to pay, in the UK, top-up tax on profits of its subsidiaries and permanent establishments that are taxed at a Pillar 2 effective tax rate of less than 15%.

The Group has performed an assessment of the potential exposure to Pillar 2 income taxes. The assessment is based on the most recent tax filings, country-by-country reporting, and financial statements for the constituent entities in the Group although it is not based on a full Global Anti-Base Erosion calculation. Based on this assessment, the majority of entities fall within the transitional safe harbours or have a simplified effective tax rate of more than 15%. However, there are a limited number of jurisdictions where the transitional safe harbour relief may not apply and the Pillar 2 effective tax rate is below 15%. The legislation is not expected to have a material impact on the Group.

In future periods, part of this top-up tax may be payable instead in the relevant jurisdiction, if that jurisdiction implements a Qualifying Domestic Minimum Top Up Tax. This is expected in some of the jurisdictions in which Informa operate, although a detailed review of this has not yet been performed.

informa.com	Informa PLC | 2023 Full Year Results	34

10.	Dividends

	2023 Pence per share	2023 £m	2022 Pence per share	2022 £m
Amounts recognised as distributions to equity holders in the year:
Interim dividend for the year ended 31 December 2022	-	-	3.0	43.3
Final dividend for the year ended 31 December 2022	-	-	6.8	95.7
Interim dividend for the year ended 31 December 2023	5.8	80.9	-	-
Proposed final dividend for the year ended 31 December 2023	12.2	166.9	-	-
Total dividend for the year	18.0	247.8	9.8	139.0

As at 31 December 2023 £0.3m (2022: £0.2m) of dividends were still to be paid, and total dividend payments in the year were £176.6m (2022: £43.3m). The proposed final dividend for the year ended 31 December 2023 of 12.2p (2022: 6.8p) per share is subject to approval of Shareholders at the Annual General Meeting and has not been included as a liability in these Consolidated Financial Statements. The payment of this dividend will not have any tax consequences for the Group.

In the year ended 31 December 2023 there were dividend payments of £16.0m (2022: £9.5m) to non-controlling interests.

11.	Earnings per share

Basic

The basic earnings per share (EPS) calculation is based on the profit/(loss) attributable to the equity holders of the Parent Company divided by the weighted average number of shares in issue less those shares held by the Employee Share Trust and ShareMatch.

Diluted

The diluted earnings per share calculation is based on the basic EPS calculation above except that the weighted average number of shares includes all potentially dilutive options granted by the reporting date as if those options had been exercised on the first day of the accounting period or the date of the grant, if later. In 2023 there were no (2022: nil) potential ordinary shares which were anti-dilutive and therefore excluded from the weighted average number of ordinary shares for the purpose of calculating diluted earnings per share.

Weighted average number of shares

The table below sets out the adjustment in respect of dilutive potential ordinary shares for use in the calculation of diluted EPS and diluted adjusted EPS:

	2023	2022
Weighted average number of shares used in basic and adjusted basic earnings per share	1,394,051,260	1,456,167,252
Effect of dilutive potential ordinary shares	8,670,882	8,117,003
Weighted average number of shares used in diluted and adjusted diluted earnings per share	1,402,722,142	1,464,284,255

informa.com	Informa PLC | 2023 Full Year Results	35

Statutory earnings per share from continuing operations

	Earnings 2023	Per share amount 2023	Earnings 2022	Per share amount 2022
	£m	Pence	£m	Pence
Profit for the year	462.7		1,635.3
Adjustments to exclude profit for the period from discontinued operations	-		(1,493.2)
Earnings from continuing operations and EPS for the purpose of basic EPS	462.7		142.1
Non–controlling interests	(43.7)		(3.8)
Earnings from continuing operations and EPS for the purpose of statutory basic EPS	419.0	30.1	138.3	9.5
Effect of dilutive potential ordinary shares (p)	-	(0.2)	-	(0.1)
Earnings from continuing operations and EPS for the purpose of statutory diluted EPS	419.0	29.9	138.3	9.4

Statutory earnings per share from discontinued operations

	Earnings 2023	Per share amount 2023	Earnings 2022	Per share amount 2022
	£m	Pence	£m	Pence
Profit for the year	-		1,493.2
Non–controlling interests	-		-
Earnings from discontinued operations and EPS for the purpose of statutory basic EPS	-	-	1,493.2	102.5
Effect of dilutive potential ordinary shares (p)	-	-	-	(0.5)
Earnings from discontinued operations and EPS for the purpose of statutory diluted EPS	-	-	1,493.2	102.0

Statutory earnings per share from continuing and discontinued operations

	Earnings 2023	Per share amount 2023	Earnings 2022	Per share amount 2022
	£m	Pence	£m	Pence
Profit for the year	462.7		1,635.3
Non–controlling interests	(43.7)		(3.8)
Earnings and EPS for the purpose of statutory basic EPS	419.0	30.1	1,631.5	112.0
Effect of dilutive potential ordinary shares (p)	-	(0.2)	-	(0.6)
Earnings from continuing and discontinued operations and EPS for the purpose of statutory diluted EPS	419.0	29.9	1,631.5	111.4

informa.com	Informa PLC | 2023 Full Year Results	36

Adjusted earnings per share

In addition to basic EPS, adjusted diluted EPS has been calculated to provide useful additional information on underlying earnings performance. Adjusted diluted EPS is based on profit attributable to equity Shareholders which has been adjusted to exclude items that, in the opinion of the Directors, would distort underlying results (see note 6).

Adjusted earnings per share from continuing operations

	Earnings 2023	Per share amount 2023	Earnings 2022	Per share amount 2022
	£m	Pence	£m	Pence
Earnings for the purpose of statutory basic EPS/statutory basic EPS (p)	419.0	30.1	138.3	9.5
Intangible asset amortisation	312.8	22.4	275.3	18.9
Impairment – acquisition-related and other intangible assets	25.1	1.8	6.9	0.5
Reversal of impairment – IFRS 16 right of use assets	(0.6)	-	(0.1)	-
Reversal of impairment – property and equipment	-	-	(0.7)	(0.1)
Acquisition costs	53.3	3.8	11.8	0.8
Integration costs	19.7	1.4	10.2	0.7
Restructuring and reorganisation costs	11.0	0.8	(1.6)	(0.1)
Onerous contracts associated with COVID-19	-	-	4.7	0.3
Fair value gain on contingent consideration	(87.6)	(6.3)	-	-
Fair value loss on contingent consideration	12.0	0.9	5.7	0.4
Foreign exchange loss on swap settlement	5.6	0.4	-	-
Credit in respect of unallocated cash	(5.3)	(0.4)	-	-
Fair value (gain)/loss on investments	(1.3)	(0.1)	0.9	0.1
Profit on disposal of subsidiaries and operations	(3.0)	(0.2)	(11.6)	(0.8)
Distributions received from investments	-	-	(20.6)	(1.4)
Finance costs	0.8	0.1	1.3	0.1
Tax related to adjusting items	(127.0)	(9.1)	(54.5)	(3.7)
Non-controlling interest adjusting items	0.6	-	(9.5)	(0.7)
Earnings and EPS for the purpose of adjusted basic EPS from continuing operations	635.1	45.6	356.5	24.5
Effect of dilutive potential ordinary shares (p)	-	(0.3)	-	(0.1)
Earnings and EPS for the purpose of adjusted diluted EPS from continuing operations	635.1	45.3	356.5	24.4

informa.com	Informa PLC | 2023 Full Year Results	37

Adjusted earnings per share from discontinued operations

	Earnings 2023	Per share amount 2023	Earnings 2022	Per share amount 2022
	£m	Pence	£m	Pence
Earnings for the purpose of statutory basic EPS/statutory basic EPS (p)	-	-	1,493.2	102.5
Adjusting items	-	-	(1,463.7)	(100.5)
Earnings and EPS for the purpose of adjusted basic EPS from discontinued operations	-	-	29.5	2.0
Effect of dilutive potential ordinary shares (p)	-	-	-	-
Earnings and EPS for the purpose of adjusted diluted EPS from discontinued operations	-	-	29.5	2.0

Adjusted earnings per share from continuing and discontinued operations

	Earnings 2023	Per share amount 2023	Earnings 2022	Per share amount 2022
	£m	Pence	£m	Pence
Earnings and EPS for the purpose of adjusted basic EPS	635.1	45.6	386.0	26.5
Effect of dilutive potential ordinary shares (p)	-	(0.3)	-	(0.1)
Earnings and EPS for the purpose of adjusted diluted EPS	635.1	45.3	386.0	26.4

12.	Business combinations

	2023	2022
Cash paid on acquisitions, net of cash acquired	£m	£m
Current year acquisitions
Tarsus[1]	144.3	-
Winsight	296.8	-
HIMSS Global Health Conference & Exhibition	84.0	-
Canalys	37.7	-
LSX	7.5	-
Future Science Group	22.4	-
Prior year acquisitions including deferred and contingent payments
Black Arts	2.2	1.4
Other	1.8	-
Industry Dive	-	302.2
Skipta	-	4.9
China Bakery	-	1.5
Clinerion AG	-	2.3
Premiere Shows	-	0.4
NetLine Corporation	-	2.4
Total cash paid in year, net of cash acquired	596.7	315.1

1Includes £5.3m of contingent consideration settled post-acquisition

Informa completed a number of acquisitions during 2023, the most significant being Tarsus, Winsight, HIMSS and Canalys.

informa.com	Informa PLC | 2023 Full Year Results	38

On 17 April 2023 Informa acquired 100% of the shares in Tiger Acquisitions (Jersey) Limited, which ultimately owns the Tarsus Group (collectively ‘Tarsus’). Tarsus owns and operates a portfolio of over 160 live and on-demand B2B event brands across a number of specialist markets. Total consideration for Tarsus was £359.4m, of which £168.1m was paid in cash, £169.8m was settled by the issue of 26.0m shares in Informa Plc at a price of £6.56 per share, and the remainder represented by deferred Informa equity, determined to have a fair value of £21.5m at acquisition date, which is contingent upon the Informa Plc share price reaching £8.50 by 1 June 2025. Immediately upon completion, Informa repaid £443.9m of Tarsus’s external debt, resulting in an overall cost, excluding fees and the deferred Informa equity, of £781.8m.

On 16 May 2023 Informa acquired 100% of LOE Holdings LLC, the parent company of Winsight LLC, and its subsidiaries (collectively ‘Winsight’). Winsight provides a range of specialist B2B Services to the Foodservice market, including events, data and research and media. Total consideration was £324.4m, of which £314.7m was paid in cash and £9.7m was contingent cash consideration. The contingent consideration is based on 2023 revenue and EBITDA performance.

On 1 August 2023 Informa completed the acquisition of the HIMSS Global Health Conference & Exhibition (‘HIMSS’) assets. HIMSS Is the largest US event focusing on information systems and information technology for the health sector. Total consideration was £84.0m, all of which was paid in cash.

On 1 September 2023 Informa acquired 100% of the issued share capital of Canalys Pte Ltd and its subsidiaries (collectively ‘Canalys’). Canalys is a specialist market research and analysis business that serves two subsegments of the Tech market, channel and mobility. Total consideration was £48.6m, comprised of £41.5m cash, £3.9m in ordinary shares in Informa Plc and £3.2m contingent consideration. The contingent consideration is based on revenue and cash performance in the period 1 April 2023 to 31 March 2024.

13.	Movements in net debt

Net debt consists of cash and cash equivalents and includes bank overdrafts when applicable, borrowings, derivatives associated with debt instruments, finance leases, lease liabilities, deferred borrowing fees and other loan note receivables (excluding fair value through profit and loss items and amounts held in escrow) where these are interest bearing and do not relate to deferred contingent arrangements.

	At 1 January 2023	Non-cash Movements	Cash flow	Exchange movements	At 31 December 2023
	£m	£m	£m	£m	£m
Cash and cash equivalents	2,125.8	-	(1,689.2)	(47.3)	389.3
Other financing assets
Derivative assets associated with borrowings	2.2	(2.2)	-	-	-
Finance lease receivables	6.7	5.9	(1.3)	(0.8)	10.5
Total other financing assets	8.9	3.7	(1.3)	(0.8)	10.5
Other financing liabilities
Bond borrowings due in more than one year	(1,512.3)	-	-	19.7	(1,492.6)
Bank loans due in more than one year	(41.3)	0.5	7.9	2.5	(30.4)
Bond borrowing fees	8.8	(2.7)	-	0.1	6.2
Bank loan fees due in more than one year	2.4	(1.6)	1.2	0.3	2.3
Derivative liabilities associated with borrowings	(168.1)	82.0	8.2	-	(77.9)
Lease liabilities	(270.4)	(43.0)	33.8	15.8	(263.8)
Acquired debt (see note 12)	-	(443.9)	443.9	-	-
Bond borrowings due in less than one year	(398.4)	-	386.0	12.4	-
Total other financing liabilities	(2,379.3)	(408.7)	881.0	50.8	(1,856.2)
Total net financing liabilities	(2,370.4)	(405.0)	879.7	50.0	(1,845.7)
Net debt	(244.6)	(405.0)	(809.5)	2.7	(1,456.4)

Included within the net cash outflow of £809.5m (2022: inflow of £1,403.2m) is £7.9m (2022: £0.4m) of loan repayments. Bank loans include the Curinos debt acquired as part of the Novantas transaction in 2021, representing £30.4m ($38.8m) of a drawn loan facility less finance fees of £0.6m ($0.8m). There are total loan facilities available relating to Curinos of up to $60.0m, of which $50.0m has a maturity date no later than 28 May 2024 should this remain undrawn and $10.0m has a maturity date no later than 28 May 2027.

informa.com	Informa PLC | 2023 Full Year Results	39

14.	Borrowings

Total borrowings, excluding derivative assets and liabilities associated with borrowings, are as follows:

		2023	2022
	Notes	£m	£m
Current
Euro Medium Term Note (€450.0m) – due July 2023		-	398.4
Total current borrowings	13	-	398.4
Non-current
Bank borrowings - other		30.4	41.3
Bank debt issue costs		(2.3)	(2.4)
Bank borrowings – non-current	13	28.1	38.9
Euro Medium Term Note (€700.0m) – due October 2025		608.2	619.7
Euro Medium Term Note (£450.0m) – due July 2026		450.0	450.0
Euro Medium Term Note (€500.0m) – due April 2028		434.4	442.6
Euro Medium Term Note issue costs		(6.2)	(8.8)
Euro Medium Term Note borrowings – non-current	13	1,486.4	1,503.5
Total non-current borrowings		1,514.5	1,542.4
Total borrowings		1,514.5	1,940.8

Group level borrowings do not have any financial covenants and do not contain any pledge of its property and equipment and other intangible assets as security over loans.

The average debt maturity on our drawn borrowings is currently 2.7 years (2022: 3.1 years). The Group maintains the following lines of credit:

●	£1,050.0m (2022: £1,020.0m) non-current revolving credit facility, of which £nil (2022: £nil) was drawn down at 31 December 2023. Interest is payable at SONIA or SOFR plus a margin.

●	£77.5m (2022: £91.2m) of Curinos bank borrowings, of which £30.4m (2022: £41.3m) was drawn at 31 December 2023. Interest is payable at other offering rates plus a margin.

●	£23.2m (2022: £31.7m) comprising a number of bilateral uncommitted bank facilities that can be drawn down to meet short-term financing needs, of which £nil (2022: £nil) was drawn at 31 December 2023. These facilities consist of £10.0m (2022: £10.0m), USD 12.8m (2022: USD 22.3m), AUD 1.0m (2022: AUD 1.0m), CAD 2.0m (2022: CAD 2.0m) and SGD 2.3m (2022: SGD 2.3m). Interest is payable at the local base rate plus a margin.

●	Three bank guarantee facilities comprising in aggregate up to USD 10.0m (2022: USD 10.0m), €0.9m (2022: €0.9m) and £14.0m (2022: £14.1m).

The effective interest rate on total borrowing for the year ended 31 December 2023 was 3.4% (2022: 3.0%).

informa.com	Informa PLC | 2023 Full Year Results	40

15. Notes to the Cash Flow Statement

		2023	2022
	Notes	£m	£m
Continuing operations
Profit before tax		492.1	168.8
Adjustments for:
Depreciation of property and equipment		13.5	11.7
Depreciation of right of use assets		26.3	24.8
Amortisation of other intangible assets		353.9	310.5
Impairment – acquisition-related and other intangible assets	6	25.1	6.9
Reversal of impairment – IFRS 16 right of use assets	6	(0.6)	(0.1)
Reversal of impairment – property and equipment	6	-	(0.7)
Share-based payments		20.8	17.5
Fair value gain on contingent consideration	6	(87.6)	-
Fair value loss on contingent consideration	6	12.0	5.7
Lease modifications		(5.1)	(3.0)
Profit on disposal of businesses	6	(3.0)	(11.6)
Distributions received from investments	6	-	(20.6)
Loss on disposal of property, equipment and software		2.4	0.3
Fair value (gain)/loss on investment	6	(1.3)	0.9
Finance income	7	(47.4)	(27.5)
Finance costs	8	67.4	74.1
Share of adjusted results of joint ventures and associates		(5.8)	(2.1)
Operating cash inflow before movements in working capital		862.7	555.6
(Increase)/decrease in inventories		(7.4)	0.1
Increase in receivables		(16.1)	(141.7)
(Decrease)/increase in payables		(16.0)	197.2
Movements in working capital		(39.5)	55.6
Pension deficit recovery contributions		(3.5)	(6.9)
Additional pension payment		-	(16.1)
Pension payment into escrow		-	(28.2)
Cash generated by continuing operations		819.7	560.0
Cash generated by discontinued operations		-	54.7
Cash generated by operations		819.7	614.7

informa.com	Informa PLC | 2023 Full Year Results	41

16. Share capital

Share capital as at 31 December 2023 amounted to £1.4m (2022: £1.4m).

	2023	2022
	£m	£m
Issued, authorised and fully paid
1,368,029,699 (2022: 1,418,525,746) ordinary shares of 0.1p each	1.4	1.4

	2023	2022
	Number of shares	Number of shares
At 1 January	1,418,525,746	1,503,112,804
Issue of new shares to Employee Share Trust	-	5,000,000
Issue of shares	26,492,800	-
Share buyback	(76,988,847)	(89,587,058)
At 31 December	1,368,029,699	1,418,525,746

On 17 April 2023, the Company issued 25,957,663 ordinary shares at the nominal value of 0.1p to Tiger Acquisitions (Jersey) Limited in relation to the acquisition of Tarsus (see note 12).

On 1 September 2023, the Company issued 535,137 ordinary shares at the nominal value of 0.1p to Canalys Pte Limited in relation to the acquisition of Canalys (see note 12).

During 2023, the Company bought back 76,988,847 ordinary shares (2022: 89,587,058) at the nominal value of 0.1p for a total consideration of £548.3m (2022: £517.0m) and cancelled 76,476,666 (2022: 88,987,197) of these shares. 512,181 shares (2022: 599,861 shares) for consideration of £4.0m (2022: £3.7m) were settled and cancelled subsequent to year-end.

17. Post balance sheet events

On 10 January 2024 the Group announced an agreement to combine Informa Tech’s digital businesses with TechTarget to create US-listed New TechTarget. Informa will contribute Informa Tech’s digital businesses and c.$350m of cash for a 57% ownership of New TechTarget. The proposed transaction is expected to complete in the second half of 2024, subject to TechTarget majority shareholder approval and customary regulatory approvals.

informa.com	Informa PLC | 2023 Full Year Results	42

Glossary of Terms: Alternative Performance Measures

The Group provides adjusted results and underlying measures in addition to statutory measures, in order to provide additional useful information on business performance trends to Shareholders. The Board considers these non-GAAP measures to be a useful and alternative way to measure the Group’s performance in a way that is comparable to the prior year.

The terms ‘adjusted’ and ‘underlying’ are not defined terms under IFRS and may not therefore be comparable with similarly titled measurements reported by other companies. These measures are not intended to be a substitute for, or superior to, IFRS measurements. The Financial Review provides reconciliations of alternative performance measures (APMs) to statutory measures and also provides the basis of calculation for certain APM metrics. These APMs are provided on a consistent basis with the prior year.

ADJUSTED RESULTS AND ADJUSTING ITEMS

Adjusted results exclude items that are commonly excluded across the media sector: amortisation and impairment of goodwill and intangible assets relating to businesses acquired and other intangible asset purchases of book lists, journal titles, acquired databases and brands related to exhibitions and conferences, acquisition and integration costs, profit or loss on disposal of businesses, restructuring costs and other items that in the opinion of the Directors would impact the comparability of underlying results. Adjusting items are detailed in Note 6 to the Consolidated Financial Statements.

Adjusted results are prepared for the following measures which are provided in the Consolidated Income Statement on page 20: adjusted operating profit, adjusted net finance costs, adjusted profit before tax (PBT), adjusted tax charge, adjusted profit after tax, adjusted earnings, and adjusted diluted earnings per share. Adjusted operating margin, effective tax rate on adjusted profits and adjusted EBITDA are used in the Financial Review on pages 9, 12 and 15 respectively.

ADJUSTED EBITDA

•	Adjusted EBITDA is earnings before interest, tax, depreciation, amortisation and other non-cash items such as share-based payments and before adjusting items. The full reconciliation and definition of adjusted EBITDA is provided in the Financial Review.

•	Covenant-adjusted EBITDA for Informa interest cover purposes under the Group’s previous financial covenants on debt facilities is earnings before interest, tax, depreciation and amortisation and adjusting items. It is adjusted to be on a pre-IFRS 16 basis.

•	Covenant-adjusted EBITDA for Informa leverage purposes under the Group’s previous financial covenants on debt facilities is earnings before interest, tax, depreciation and amortisation and adjusting items. It is adjusted to include a full year’s trading for acquisitions and remove trading results for disposals, and adjusted to be on a pre-IFRS 16 basis.

ADJUSTED EFFECTIVE TAX RATE

The adjusted effective tax rate is shown as a percentage and is calculated by dividing the adjusted tax charge by the adjusted profit before tax. The Financial Review on page 12 shows the calculation of the adjusted effective tax rate, which is provided as an additional useful metric for readers on the Group’s tax position.

ADJUSTED NET DEBT

Adjusted net debt for Informa leverage purposes under the Group’s previous financial covenants on debt facilities is translated using average exchange rates for the 12-month period and is adjusted to include deferred consideration payable, to exclude derivatives associated with borrowings and to be on a pre-IFRS 16 basis.

ADJUSTED OPERATING MARGIN

The adjusted operating margin is shown as a percentage and is calculated by dividing adjusted operating profit by revenue. The Financial Review on page 9 shows the calculation of the adjusted operating margin, which is provided as an additional useful metric on underlying performance to readers.

informa.com	Informa PLC | 2023 Full Year Results	43

ADJUSTED TAX CHARGE

The adjusted tax charge excludes the tax effects of adjusting items, deferred tax movements relating to tax losses in Luxembourg as well as other significant one-off items. It includes the allowable tax benefit for goodwill amortisation in the US and elsewhere.

DIVIDEND COVER

Dividend cover is the ratio of adjusted diluted earnings per share to dividends per share for the year and is provided to enable year-on-year comparability on the level at which dividends are covered by earnings. Dividends consist of the interim dividend that has been paid for the year and the proposed final dividend for the year. Diluted earnings per share are adjusted to be stated before adjusting items impacting earnings per share. The Financial Review on page 14 provides the calculation of dividend cover.

DIVIDEND PAYOUT RATIO

This is the ratio of the total amount of dividends per share paid and proposed to Shareholders relating to a financial year relative to the adjusted diluted earnings per share on continuing operations for the year. The dividend payout ratio is shown on page 14 of the Financial Review.

FREE CASH FLOW

Free cash flow is a key financial measure of cash generation and represents the cash flow generated by the business before cash flows relating to acquisitions and disposals and their related costs, dividends, any new equity issuance or repurchases of own shares and debt issues or repayments. Free cash flow is one of the Group’s key performance indicators, and is an indicator of operational efficiency and financial discipline, illustrating the capacity to reinvest, fund future dividends and to repay debt. The Financial Review on page 15 provides a reconciliation of free cash flow to statutory measures.

INFORMA INTEREST COVER

Informa interest cover is calculated according to the Group’s previous financial covenants on debt facilities and is the ratio of covenant-adjusted EBITDA for interest cover purposes to adjusted net finance costs and excluding finance fair value items. It is provided to enable the assessment of our debt position together with our compliance with these previous specific debt covenants. The Financial Review on page 18 provides the basis of the calculation of Informa interest cover.

INFORMA LEVERAGE RATIO

The Informa leverage ratio is calculated according to the Group’s previous financial covenants on debt facilities and is the ratio of net debt to covenant-adjusted EBITDA for Informa leverage information purposes and is provided to enable the assessment of our debt position together with compliance with these previous specific debt covenants. The Financial Review on page 18 provides the basis of the calculation of the Informa leverage ratio.

NET CASH/DEBT

Net debt consists of cash and cash equivalents, and includes bank overdrafts (where applicable), borrowings, derivatives associated with debt instruments, finance leases, lease liabilities, deferred borrowing fees and other loan receivables or loan payables where these are interest bearing and do not relate to deferred consideration arrangements for acquisitions or disposals.

OPERATING CASH FLOW AND OPERATING CASH FLOW CONVERSION

Operating cash flow is a financial measure used to determine the efficiency of cash flow generation in the business and is measured by and represents free cash flow before interest, tax, restructuring and reorganisation costs. The Financial Review on page 16 reconciles operating cash flow to statutory measures.

Operating cash flow conversion is a measure of the strength of cash generation in the business and is measured as a percentage by dividing operating cash flow by adjusted operating profit in the reporting period. The Financial Review on page 15 provides the calculation of operating cash flow conversion.

UNDERLYING REVENUE AND UNDERLYING ADJUSTED OPERATING PROFIT

Underlying revenue and underlying adjusted operating profit refer to results adjusted for acquisitions and disposals, the phasing of events, including biennials, the impact of changes from implementing new accounting standards and accounting policy changes and the effects of changes in foreign currency by adjusting the current year and prior year amounts to use consistent currency exchange rates.

Phasing and biennial adjustments relate to the alignment of comparative period amounts to the usual scheduling cycle of events in the current year. Where an event originally scheduled for 2022 or 2023 was either cancelled or postponed there was an adverse impact on 2022 or 2023 underlying growth as no adjustment was made for these in the calculation.

The results from acquisitions are included on a pro-forma basis from the first day of ownership in the comparative period. Disposals are similarly adjusted for on a pro-forma basis to exclude results in the comparative period from the date of disposal. Underlying measures are provided to aid comparability of revenue and adjusted operating profit results against the prior year. The Financial Review on page 10 provides the reconciliation of underlying measures of growth to reported measures of growth in percentage terms.

informa.com	Informa PLC | 2023 Full Year Results	44

Additional Information and Where to Find It

In connection with the proposed transaction (the “proposed transaction”) between Informa and TechTarget, Toro CombineCo, Inc. (“NewCo” or, after the completion of the proposed transaction, “New TechTarget”) and TechTarget will prepare and file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that will contain a proxy statement of TechTarget that also constitutes a prospectus of NewCo (the “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to stockholders of TechTarget. TechTarget and NewCo may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any proxy statement, registration statement or prospectus, or any other document that TechTarget or NewCo (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF TECHTARGET ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED BY TECHTARGET OR NEWCO WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. TechTarget investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when they become available), as well as other filings containing important information about TechTarget, NewCo, and other parties to the proposed transaction (including Informa), without charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by TechTarget will be available free of charge under the tab “Financials” on the “Investor Relations” page of TechTarget’s internet website at www.TechTarget.com or by contacting TechTarget’s Investor Relations Department at investor@TechTarget.com.

Participants in the Solicitation

Informa, TechTarget, NewCo, and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies from TechTarget’s stockholders in connection with the proposed transaction. Information regarding the directors of Informa is contained in Informa’s annual reports and accounts available on Informa’s website at www.informa.com/investors/ and in the National Storage Mechanism at data.fca.org.uk/#/nsm/nationalstoragemechanism. Information regarding the directors and executive officers of TechTarget is contained in TechTarget’s proxy statement for its 2023 annual meeting of stockholders, filed with the SEC on April 19, 2023, and in other documents subsequently filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

informa.com	Informa PLC | 2023 Full Year Results	45

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve substantial risks and uncertainties. All statements, other than historical facts, are forward-looking statements, including: statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of NewCo following completion of the proposed transaction; legal, economic, and regulatory conditions; and any assumptions underlying any of the foregoing. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “plan,” “could,” “would,” “project,” “predict,” “continue,” “target,” or the negatives of these words or other similar terms or expressions that concern TechTarget’s or NewCo’s expectations, strategy, priorities, plans, or intentions. Forward-looking statements are based upon current plans, estimates, and expectations that are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates, or expectations will be achieved, and therefore, actual results may differ materially from any plans, estimates, or expectations in such forward-looking statements.

Important factors that could cause actual results to differ materially from such plans, estimates, or expectations include, among others: that one or more closing conditions to the proposed transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations, or restrictions in connection with such approvals or that the required approval by the shareholders of TechTarget may not be obtained; the risk that the proposed transaction may not be completed in the time frame expected by Informa, TechTarget, or NewCo, or at all; unexpected costs, charges, or expenses resulting from the proposed transaction; uncertainty of the expected financial performance of NewCo following completion of the proposed transaction; failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the relevant portion of the Informa Tech business with the business of TechTarget; the ability of NewCo to implement its business strategy; difficulties and delays in achieving revenue and cost synergies of NewCo; the occurrence of any event that could give rise to termination of the proposed transaction; potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification, and liability; evolving legal, regulatory, and tax regimes; changes in economic, financial, political, and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics, geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade, and policy changes associated with the current or subsequent U.S. administration;  risks related to disruption of management time from ongoing business operations due to the proposed transaction; certain restrictions during the pendency of the proposed transaction that may impact TechTarget’s ability to pursue certain business opportunities or strategic transactions; Informa’s, TechTarget’s, and NewCo’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of TechTarget’s common stock; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of TechTarget to retain customers and retain and hire key personnel and maintain relationships with customers, suppliers, employees, stockholders, strategic partners and other business relationships and on its operating results and business generally; market acceptance of TechTarget’s and the relevant portion of the Informa Tech business’s products and services; the impact of pandemics and future health epidemics and any related economic downturns, on TechTarget’s business and the markets in which it and its customers operate; changes in economic or regulatory conditions or other trends affecting the internet, internet advertising and information technology industries; data privacy and artificial intelligence laws, rules, and regulations; the impact of foreign currency exchange rates; certain macroeconomic factors facing the global economy, including instability in the regional banking sector, disruptions in the capital markets, economic sanctions and economic slowdowns or recessions, rising inflation and interest rate fluctuations on TechTarget’s and the relevant portion of the Informa Tech business’s results; and other matters included in TechTarget’s filings with the SEC, including in Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2022 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the Proxy Statement/Prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication.

informa.com	Informa PLC | 2023 Full Year Results	46

Any forward-looking statements speak only as of the date of this communication. None of Informa, TechTarget, or NewCo undertakes any obligation to update any forward-looking statements, whether as a result of new information or developments, future events, or otherwise, except as required by law. Neither future distribution of this communication nor the continued availability of this communication in archive form on TechTarget’s website at www.TechTarget.com or Informa’s website at www.informa.com/investors should be deemed to constitute an update or re-affirmation of these statements as of any future date.

informa.com	Informa PLC | 2023 Full Year Results	47